Exhibit 99.1

CGI GROUP INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1 – IDENTITY OF COMPANY

1.1	Name and Address of Company

CGI Group Inc.

1130 Sherbrooke Street West

7th floor

Montréal (Québec) H3A 2M8

1.2	Executive Officer

For further information, contact R. David Anderson, Executive Vice-President and Chief Financial Officer at (514) 841-3200.

ITEM 2 – DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On August 20, 2012, CGI Group Inc. (“CGI” or “the Company”) completed the acquisition of Logica plc. (“Logica”), a business and technology services company.

The acquisition of Logica will increase the ability of the Company to offer a mix of business and technology expertise to clients worldwide through a combination of local and global delivery options.

2.2	Date of Acquisition

August 20, 2012

2.3	Consideration

The acquisition was an all cash tender of 105 pence ($1.63) per share representing consideration paid of £1,716 million (approximately $2,700 million as at August 20, 2012). The acquisition was financed through a combination of sources. The Company issued 46,707,146 new Class A subordinate voting shares of the Company at a price of $21.41 to Caisse de dépôt et placement du Québec for a total consideration of $1,000 million. In addition, the Company borrowed £1,245 million (approximately $1,934 million) under a term loan agreement.

2.4	Effect on Financial Position

The Company intends to integrate the operations of Logica into its existing operations in the course of which CGI will realize business synergies.

2.5	Prior Valuations

CGI and Logica did not solicit the services of a third party investment firm to provide a valuation opinion.

The members of CGI’s board of directors, based on advice provided to CGI by Goldman Sachs, voted unanimously in favour of the offer to buy Logica’s shares.

The members of Logica’s board of directors, based on advice provided to Logica by Rothschild, Bank of America Merrill Lynch and Deutsche Bank, recommended unanimously to the Logica Shareholders to vote in favour of the CGI offer.

2.6	Parties to Transaction

The acquisition of Logica is not with an informed person, associate or affiliate of CGI.

2.7	Date of Report

November 3, 2012

ITEM 3 – FINANCIAL STATEMENTS

As required by Part 8 of National Instrument 51-102, the following financial statements are included in this Business Acquisition Report:

i)	The audited consolidated financial statements of Logica as at December 31, 2011 and 2010 and for the years ended December 31, 2011 and December 31, 2010;

The Company has not requested or obtained the consent of PricewaterhouseCoopers LLP to include the attached Independent auditors’ report to the members of Logica plc dated March 12, 2012 related to the audited consolidated financial statements of Logica included in this Business Acquisition Report.

ii)	The unaudited consolidated financial statements of Logica as at June 30, 2012 and for the six-month periods ended June 30, 2012 and June 30, 2011; and,

iii)	The unaudited pro forma consolidated balance sheet of CGI as at June 30, 2012 and the unaudited pro forma consolidated statements of earnings of CGI for the year ended September 30, 2011 and the nine-month period ended June 30, 2012 together with the notes thereto.

Forward Looking Statements

All statements in this Report that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”), Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission, the Company’s Annual Information Form filed with the Canadian securities authorities (filed with securities regulatory authorities and available on CGI’s website, on EDGAR at www.sec.gov and on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the risk factor disclosure of our MD&A.

SCHEDULE A

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

OF LOGICA PLC

As at December 31, 2011

and

For the years ended December 31, 2011 and 2010

Independent auditors’ report to the members of Logica plc

We have audited the Group financial statements of Logica plc for the year ended 31 December 2011 which comprise the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of cash flows, the consolidated statement of changes in equity and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Respective responsibilities of Directors and auditors

As explained more fully in the Directors’ Responsibilities Statement set out on Page 68 [of the “Logica Annual Report and Accounts 2011”], the Directors are responsible for the preparation of the Group financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Group financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the Logica plc annual report and accounts 2011 to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the Group financial statements:

•	give a true and fair view of the state of the Group’s affairs as at 31 December 2011 and of its profit and cash flows for the year then ended

•	have been properly prepared in accordance with IFRSs as adopted by the European Union;

•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the lAS Regulation.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report for the financial year for which the Group financial statements are prepared is consistent with the Group financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	certain disclosures of Directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

•	the Directors’ statement, set out on Page 64 [of the “Logica Annual Report and Accounts 2011”], in relation to going concern

•	the part of the Corporate Governance Statement relating to the Company’s compliance with the nine provisions of the UK Corporate Governance Code specified for our review

•	certain elements of the report to shareholders by the Board on Directors’ remuneration.

Other matter

We have reported separately on the parent Company financial statements of Logica plc for the year ended 31 December 2011 and on the information in the Directors’ remuneration report that is described as having been audited.

(signed) Stephen Mount

(Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

12 March 2012

Consolidated statement of comprehensive income

For the year ended 31 December 2011

	Note	2011 £’m	2010 £’m
Revenue	5	3,921.3	3,696.8
Net operating costs	6	(3,866.8)	(3,486.2)

Operating profit		54.5	210.6
Analysed as:
Operating profit before exceptional items		59.3	212.3
Exceptional items	7	(4.8)	(1.7)
Operating profit	5,8	54.5	210.6
Finance costs	10	(36.1)	(27.2)
Finance income	11	13.3	8.9
Share of post-tax profits from associates	19	1.0	0.6

Profit before tax	12	32.7	192.9
Taxation	13	(5.5)	(40.8)

Net profit for the year		27.2	152.1

Other comprehensive income/(expense)
Actuarial gains/(losses) on retirement benefit schemes	36	26.7	(3.1)
Tax on items taken directly to equity	28	(7.3)	0.6
Cash flow hedges		(3.2)	—
Interest rate swaps fair value difference		0.1	(0.1)
Exchange differences on translation of foreign operations		(54.0)	11.4

Other comprehensive income/(expense) for the year, net of tax		(37.7)	8.8

Total comprehensive income/(expense) for the year		(10.5)	160.9

Profit attributable to:
Owners of the parent		27.2	152.1

		27.2	152.1

Total comprehensive income/(expense)attributable to:
Owners of the parent		(10.5)	160.9

		(10.5)	160.9

		p / share	p /share
Earnings per share
- Basic	15	1.7	9.6
- Diluted	15	1.7	9.4

Logica plc results for the year ended 31 Decembre 2011

Consolidated statement of financial position

31 December 2011

	Note	2011 £’m	2010 £’m
Non-current assets
Goodwill	16	1,883.4	1,906.5
Other intangible assets	17	174.0	200.7
Property, plant and equipment	18	139.7	138.5
Investments in associates	19	2.6	2.7
Financial assets	20	41.5	12.5
Retirement benefit assets	36	52.4	38.7
Deferred tax assets	28	84.0	70.3

		2,377.6	2,369.9
Current assets
Inventories	21	0.8	1.0
Trade and other receivables	22	1,262.0	1,252.3
Current tax assets		24.8	11.4
Cash and cash equivalents	24	89.6	56.4

		1,377.2	1,321.1
Current liabilities
Other borrowings	25	(35.1)	(204.3)
Trade and other payables	23	(1,061.9)	(1,062.4)
Current tax liabilities		(89.3)	(66.6)
Provisions	27	(90.0)	(29.4)

		(1,276.3)	(1,362.7)

Net current assets/(liabilities)		100.9	(41.6)
Total assets less current liabilities		2,478.5	2,328.3

Non-current liabilities
Borrowings	25	(376.1)	(132.3)
Retirement benefit obligations	36	(69.7)	(95.2)
Deferred tax liabilities	28	(46.0)	(61.1)
Provisions	27	(47.7)	(37.1)
Other non-current liabilities		(5.8)	(1.4)

		(545.3)	(327.1)

Net assets		1,933.2	2,001.2

Equity
Share capital	29	161.2	160.2
Share premium account	30	1,110.6	1,107.4
Other reserves	31	661.4	733.5

Total shareholders’ equity		1,933.2	2,001.1
Non-controlling interests	32	—	0.1

Total equity		1,933.2	2,001.2

The consolidated financial statements on Pages 2 to 51 were approved by the Board of Directors on 12 March 2012 and were signed on its behalf by:

Andy Green

Himanshu Raja

Directors

Logica plc results for the year ended 31 Decembre 2011

Consolidated statement of cash flows

For the year ended 31 December 2011

	Note	2011 £’m	2010 £’m
Cash flows from operating activities
Net cash inflow from trading operations		226.4	270.1
Cash outflow related to restructuring and integration activities		(18.4)	(36.8)
Cash outflow related to business acquired/ disposed of		(2.7)	(4.8)

Cash generated from operations	33	205.3	228.5
Finance costs paid		(21.5)	(20.1)
Income tax paid		(36.4)	(50.9)

Net cash inflow from operating activities		147.4	157.5

Cash flows from investing activities
Finance income received		6.8	3.8
Dividends received from associates		1.0	0.4
Proceeds on disposal of property, plant and equipment		0.3	0.2
Purchases of property, plant and equipment		(49.7)	(45.8)
Expenditure on other intangible assets		(29.2)	(28.8)
Repurchase of non-controlling interests		(0.1)	—
Acquisition of subsidiaries and other businesses, net of cash acquired		(16.7)	(8.9)
Proceeds on disposal of subsidiaries and other businesses, net of cash disposed		—	3.2

Net cash outflow from investing activities		(87.6)	(75.9)

Cash flows from financing activities
Proceeds from issue of shares allotted under share plans		3.6	0.4
Refund of expenses related to shares issued in prior years		—	5.6
Proceeds from bank borrowings		30.0	230.9
Repayments of bank borrowings		(179.8)	(399.8)
Proceeds from private placement debt notes, net of issuance cost		187.8	88.9
Repayments of finance leases		(2.4)	(3.4)
Repayments of other borrowings		(1.3)	(0.7)
Net proceeds from forward contracts		(0.4)	(17.7)
Dividends paid to the Company’s shareholders		(70.2)	(66.8)

Net cash outflow from financing activities		(32.7)	(162.6)

Net increase/(decrease) in cash, cash equivalents and bank overdrafts		27.1	(81.0)

Cash, cash equivalents and bank overdrafts at the beginning of the year	24	30.6	110.1
Net increase/(decrease) in cash, cash equivalents and bank overdrafts		27.1	(81.0)
Effect of foreign exchange rates	24	(1.1)	1.5

Cash, cash equivalents and bank overdrafts at the end of the year	24	56.6	30.6

Logica plc results for the year ended 31 Decembre 2011

Consolidated statement of changes in equity

For the year ended 31 December 2011

	Note	Share capital £’m	Share premium £’m	Retained earnings £’m	Other reserves £’m	Total Shareholder’s Equity £’m	Non-controlling interests £’m	Total Equity £’m
At 1 January 2011		160.2	1,107.4	(239.1)	972.6	2,001.1	0.1	2,001.2

Net profit for the year		—	—	27.2	—	27.2	—	27.2
Other comprehensive income/(expense):
Actuarial gains on retirement benefit schemes	36	—	—	26.7	—	26.7	—	26.7
Tax on items taken to equity	28	—	—	(7.3)	—	(7.3)	—	(7.3)
Cash flow hedges					(3.2)	(3.2)	—	(3.2)
Interest rate swaps fair value difference		—	—	0.1	—	0.1	—	0.1
Exchange differences		—	—		(54.0)	(54.0)	—	(54.0)

Total comprehensive income/(expense)		—	—	46.7	(57.2)	(10.5)	—	(10.5)

Transactions with owners:
Dividends paid	14	—	—	(70.2)	—	(70.2)	—	(70.2)
Repurchase of non-controlling interests		—	—	—	—	—	(0.1)	(0.1)
Share-based payment	35	—	—	9.2	—	9.2	—	9.2
Shares allotted under share plans		1.0	3.2	(0.6)	—	3.6	—	3.6

Total transactions with owners		1.0	3.2	(61.6)	—	(57.4)	(0.1)	(57.5)

At 31 December 2011		161.2	1,110.6	(254.0)	915.4	1,933.2	—	1,933.2

At 1 January 2010		160.0	1,107.1	(331.1)	961.2	1,897.2	0.1	1,897.3

Net profit for the year		—	—	152.1	—	152.1	—	152.1
Other comprehensive income/(expense):
Actuarial losses on retirement benefit schemes	36	—	—	(3.1)	—	(3.1)	—	(3.1)
Tax on items taken to equity	28	—	—	0.6	—	0.6	—	0.6
Interest rate swaps fair value difference		—	—	(0.1)	—	(0.1)	—	(0.1)
Exchange differences		—	—	—	11.4	11.4	—	11.4

Total comprehensive income		—	—	149.5	11.4	160.9	—	160.9

Transactions with owners:
Dividends paid	14	—	—	(66.8)	—	(66.8)	—	(66.8)
Share-based payment	35	—	—	9.4	—	9.4	—	9.4
Shares allotted under share plans		0.2	0.3	(0.1)	—	0.4	—	0.4

Total transactions with owners		0.2	0.3	(57.5)	—	(57.0)	—	(57.0)

At 31 December 2010		160.2	1,107.4	(239.1)	972.6	2,001.1	0.1	2,001.2

	Note	29	30		31		32

Logica plc results for the year ended 31 Decembre 2011

1.	General information

Logica is a business and technology service company, employing over 41,000 people. It provides business consulting, systems integration and outsourcing services to clients around the world, including many of Europe’s largest businesses. Logica creates value for clients by successfully integrating people, business and technology. It is committed to long-term collaboration, applying insight to create innovative answers to clients’ business needs. Logica is listed on both the London Stock Exchange and Euronext (Amsterdam) (LSE: LOG; Euronext: LOG). More information is available at www.logica.com.

The Company is a public limited company incorporated and domiciled in the UK. The address of its registered office is 250 Brook Drive, Green Park, Reading, RG2 6UA, UK.

2.	Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU), IFRIC interpretations and those parts of the Companies Act 2006 (the Act) that are applicable to companies reporting under IFRSs.

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention, as modified by the revaluation of certain financial instruments, share based payments and pension scheme assets.

Consolidation

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Group’s voting rights relative to the size and dispersion of holdings of other shareholders give the Group the power to govern the financial and operating policies.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group applies the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity borrowings issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of the acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners.

Logica plc results for the year ended 31 Decembre 2011

2.	Accounting policies (continued)

The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c) Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

(d) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognised in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. Dilution gains and losses arising in investments in associates are recognised in the income statement.

Non-current assets held-for-sale and discontinued operations

Non-current assets and disposal groups are classified as held-for-sale in the statement of financial position if their carrying amount will be recovered through a sale transaction rather than ongoing use but only if the sale is highly probable and is expected to complete within one year from the date of classification. Non-current assets and disposal groups held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell.

The results of an operation that represents a separate major line of business and either has been disposed of during the year or is classified as held for sale, are classified as discontinued operations. The post-tax profit or loss of the discontinued operation, plus the post-tax gain or loss recognised on the measurement of the assets and liabilities within the disposal Group at fair value less costs to sell, are presented as a single amount on the face of the statement of comprehensive income.

Intangible assets

All intangible assets, except goodwill, are stated at cost less accumulated amortisation and any accumulated impairment losses. Goodwill is not amortised and is stated at cost less any accumulated impairment losses.

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group’s interest in the identifiable assets, liabilities and contingent liabilities acquired in a business combination.

Other intangible assets

Expenditure incurred in the development of software products or enhancements, and their related intellectual property rights, is capitalised as an intangible asset only when the future economic benefits expected to arise are deemed probable and the costs can be reliably measured. Development costs not meeting these criteria, and all research costs, are expensed in the statement of comprehensive income as incurred. Once the related software product or enhancement is available for use, capitalised development costs are amortised on a straight-line basis over their useful economic lives, which does not exceed four years.

Intangible assets purchased separately, such as software licences that do not form an integral part of related hardware, are capitalised at cost and amortised on a straight-line basis over their useful economic life. Intangible assets acquired through a business combination are initially measured at fair value and amortised on a straight line basis over their useful economic lives.

The useful economic lives of the other intangible assets are as follows:

Brand names	3 - 5 years	Software products recognised on acquisition	3 - 7 years
Purchased computer software	3 years

Logica plc results for the year ended 31 Decembre 2011

2.	Accounting policies (continued)

Customer contracts and relationships are amortised on a straight-line basis over their useful economic life which are between five and eight years, except for one contract in the International category which has a useful life of 10 years.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset into use.

Depreciation is calculated on a straight-line basis to write down the assets to their estimated residual value over their useful economic lives:

Equipment and plant	3 - 10 years
Freehold land and buildings	50 years	Leasehold property and improvements	Life of lease

The residual values and useful economic lives of property, plant and equipment are reviewed annually. Freehold land and properties under construction are not depreciated.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within ‘Operating profit’ in the consolidated statement of comprehensive income.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised as property, plant and equipment at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over their useful economic lives or term of the lease, whichever is shorter. Lease payments are apportioned between repayment of capital and interest. The capital element of future lease payments is included in the statement of financial position as a liability. Interest is charged to the statement of comprehensive income so as to achieve a constant rate of interest on the remaining balance of the liability.

Rentals payable under operating leases are charged to the statement of comprehensive income on a straight-line basis over the lease term. Operating lease incentives are recognised as a reduction in the rental expense over the lease term.

Impairment of non-current assets

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The recoverable amount of the cash-generating unit to which the goodwill relates is tested annually for impairment or when events or changes in circumstances indicate that it might be impaired. The carrying values of property, plant and equipment, investments measured using a cost basis and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired.

In an impairment test, the recoverable amount of the cash-generating unit or asset is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use (VIU) to the Group. An impairment loss is recognised to the extent that the carrying value exceeds the recoverable amount and is not subsequently reversed.

In determining a cash-generating unit’s or asset’s value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows.

Inventories

Inventories represent computer equipment that, at the end of the reporting period, had not yet been allocated to a specific customer contract and materials, including work-in-progress, used in document printing and finishing.

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in-first-out (FIFO) method. Net realisable value represents the estimated selling price less costs to be incurred in marketing, distribution and sale.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will probably not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

Logica plc results for the year ended 31 Decembre 2011

2.	Accounting policies (continued)

The amount of the impairment is the difference between the asset’s carrying value and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. The carrying amount of the trade receivable is reduced through the use of a provision account and the amount of the loss is recognised in the statement of comprehensive income within net operating costs. When a trade receivable is considered uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against net operating costs in the statement of comprehensive income.

A trade or other receivable is derecognised from the statement of financial position when the Group enters into a financing transaction which transfers to a third party all significant rights or other access to benefits relating to that asset and all significant exposures to the risks inherent in that asset.

Amounts recoverable on contracts represent revenue which has not yet been invoiced to customers on fixed price contracts. Such amounts are separately disclosed within trade and other receivables. The valuation of amounts recoverable on contracts is adjusted to include profit to date or foreseeable losses in accordance with the Group’s accounting policy for profit recognition.

Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Financial instruments

The following policies for financial instruments have been applied in the preparation of the consolidated financial statements:

Cash and cash equivalents

For the purpose of preparation of the statement of cash flows, cash and cash equivalents include cash at bank and in hand, and short-term deposits with an original maturity period of three months or less. Bank overdrafts that are an integral part of a subsidiary’s cash management are included in cash and cash equivalents where they have a legal right of offset against positive cash balances, otherwise bank overdrafts are classified as borrowings in the statement of financial position.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated either at amortised cost or, if designated as such, at fair value through profit or loss.

For borrowings stated at amortised cost, any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the statement of comprehensive income over the period of the borrowings using the effective interest rate method.

Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a contract is entered into and are subsequently re-measured at fair value. The fair values of derivatives are measured using observable market prices or, where market prices are not available, by using discounted expected future cash flows at prevailing interest and exchange rates. The gain or loss on re-measurement is taken to the statement of comprehensive income except where the derivative is part of a designated cash flow hedge or a designated hedge of a net investment in a foreign operation.

The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge of a firm commitment or highly probable forecasted transaction are recognised directly in equity. The gain or loss relating to the ineffective portion of a cash flow hedge is recognised immediately within operating profit in the statement of comprehensive income.

If the hedged item results in the recognition of an asset or liability, then the associated gains or losses on the derivative that had previously been recognised in equity are included in the measurement of the asset or liability at the time the asset or liability is recognised. For hedged items that do not result in the recognition of an asset or a liability, amounts deferred in equity are transferred to the statement of comprehensive income in the same period as the underlying transaction occurs.

Where the Group hedges net investments in foreign entities through currency borrowings or derivative financial instruments, the gains or losses on the translation of the borrowings or change in fair value of the derivative, to the extent the hedge is effective, are recognised in equity. Gains and losses accumulated in equity are included in the statement of comprehensive income when the foreign operation is disposed of.

Changes in the fair value of derivative financial instruments that are not designated as hedging instruments or do not qualify for hedge accounting are recognised in the statement of comprehensive income as they arise. Changes in the fair value of derivatives or other hedging instruments transacted as hedges of financial items are recognised in finance costs / income in the statement of comprehensive income as they arise. Any resulting ineffectiveness is recognised directly in the statement of comprehensive income.

Financial assets

The Group classifies its financial assets into the following categories: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Logica plc results for the year ended 31 Decembre 2011

2.	Accounting policies (continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading or designated as such on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Financial assets at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognised in the statement of comprehensive income.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are measured at amortised cost using the effective interest method, less any impairment and are classified as trade and other receivables in the statement of financial position.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Such financial assets are included in non-current assets unless management intends to dispose of the investment within 12 months of the end of the reporting period.

Unlisted and listed shares held by the Group that are traded in an active market are classified as being available-for-sale financial assets and are stated at fair values. The fair values of quoted shares are based on current bid prices. If the market for a financial asset is not active (unlisted shares), the Group establishes fair value by using alternative valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models. Gains and losses arising from changes in fair value are recognised directly in equity with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognised directly in the statement of comprehensive income.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or Group of financial assets is impaired. For unlisted shares classified as available-for-sale, a significant prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired.

If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair values, less any impairment loss on those financial assets previously recognised in profit or loss – is removed from equity and recognised in the statement of comprehensive income. Impairment losses recognised in the statement of comprehensive income on equity instruments are not reversed through the statement of comprehensive income. The carrying amount of the financial assets is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of a provision account.

Taxation

Current tax is recognised based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax is provided in full on temporary differences that arise between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding tax bases. Deferred tax is recorded on all temporary differences except in respect of investments in subsidiaries and joint ventures where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that it will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the asset can be offset.

Deferred tax is measured on an undiscounted basis using the tax rates and laws that have been enacted or substantively enacted at the end of the reporting period.

Current and deferred taxes are recognised in the statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is reflected in the consolidated statement of comprehensive income at a current pre-tax rate that reflects the risks specific to the liability. Where the provision is discounted, any increase in the provision due to the passage of time is recognised as a finance cost.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Logica plc results for the year ended 31 Decembre 2011

2.	Accounting policies (continued)

Foreign currencies

The presentation currency of the Group is pounds sterling.

Items included in the separate financial statements of Group entities are measured in the functional currency of each entity. Transactions denominated in foreign currencies are translated into the functional currency of the entity at the rates prevailing at the dates of the individual transactions. Foreign currency monetary assets and liabilities are translated at the rates prevailing at the end of the reporting period. Exchange gains and losses arising are charged or credited to net operating costs or finance costs / income in the statement of comprehensive income, as appropriate, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

The statement of comprehensive income and statement of financial position of foreign entities are translated into pounds sterling on consolidation at the average rates for the period and the rates prevailing at the end of the reporting period respectively. Exchange gains and losses arising on the translation of the Group’s net investment in foreign entities, and of financial instruments designated as hedges of such investments, are recognised as a separate component of shareholders’ equity. On disposal of a foreign entity, the cumulative translation differences are recycled to the statement of comprehensive income and recognised as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the rates prevailing at the end of the reporting period.

The most important foreign currencies for the Group are the euro and the Swedish krona. The relevant exchange rates to pounds sterling are shown in the table below.

	2011		2010
	Average	Closing	Average	Closing
£1 = €	1.15	1.20	1.17	1.17
£1 = SEK	10.41	10.65	11.12	10.53

Government grants

Grants related to assets are recognised initially as deferred income and subsequently credited to the statement of comprehensive income on the same basis that the related assets are depreciated. Grants related to income are credited to the statement of comprehensive income over the periods to match them with the related costs which they are intended to compensate.

Revenue and profit recognition

Revenue represents the fair value of consideration received or receivable from customers for goods and services provided by the Group, net of discounts, VAT and other sales related taxes. Where the time value of money is material, revenue is recognised as the present value of the cash inflows expected to be received from the customer in settlement.

The Group generates revenue from the supply of outsourcing, consulting and professional services, software and hardware products. The Group will supply consulting and professional services to customers in connection with the design, building, implementation and testing of IT solutions. The Group may also source software and hardware products as part of these contracts, some of which may be developed in house.

In the case of outsourcing contracts the Group may also provide professional services in connection with the ongoing support and operation of systems and processes.

The main components within the Group’s contracts are product sales and contracts to supply professional services. The revenue recognition approach to each is set out below:

Product sales

Revenue from the sale of software products or hardware with no significant service obligation is recognised 100% on delivery. Revenue from the sale of software products or hardware requiring significant modification, integration or customisation is recognised using the percentage of completion method.

Outsourcing, consulting and professional services

The revenue and profit of contracts for the supply of outsourcing, consulting and professional services (“services”) at predetermined rates is recognised as and when the work is performed, irrespective of the duration of the contract.

The revenue and profit on fixed price contracts for the supply of services at predetermined rates is recognised on a percentage of completion basis when the outcome of a contract can be estimated reliably. A contract’s outcome is deemed to be capable of reliable estimation either at the earlier of six months from contract commencement or the date at which the contract is 50% complete. If a contract outcome cannot be estimated reliably, revenues are recognised equal to costs incurred, to the extent that costs are expected to be recovered.

The stage of contract completion is determined by reference to the costs of services incurred to date as a proportion of the total estimated costs of services, except in rare circumstances when measuring the stage of contract completion using total contract costs is more representative of the work performed, in which case total contract costs are used (Note 4).

Logica plc results for the year ended 31 Decembre 2011

2.	Accounting policies (continued)

Contracts for the supply of both product sales and services

The majority of the Group’s contracts are for the supply of both product and services and are accounted for as construction contracts. In accordance with IAS 11 ‘Construction Contracts’, when a contract covers a number of different components the revenue and profits are recognised on each component separately where: there is a separate proposal for each component of a contract, each component is negotiated separately and the costs and revenues of each component can be identified.

When it is required to separate the product sales and professional services components in a contract and account for the revenue and profits on each component separately then the revenue recognition policies for the individual components outlined above will be followed.

Where a contract contains multiple components that do not meet the conditions for separation set out above, as in the majority of cases, then the contract will be treated as having one revenue component and will be treated as a fixed priced services contract with revenues for the contract recognised in line with the supply of services as outlined above. Generally where such contracts arise professional service costs will form the bulk of costs on the contract. If this is not the case then total costs are used as a basis for determining the percentage of completion.

Loss making contracts

Provision is made for all foreseeable future losses in the period in which the loss is identified.

Segment reporting

The Group identified the Executive Committee as the Chief Operating Decision Maker as it is responsible for the allocation of resources to operating segments and assessing their performance. Operating segments are reported in a manner which is consistent with the internal management reporting to the Executive Committee (Note 5).

Exceptional items

Exceptional items fall within operating and financial activities of the Group but are identified as exceptional items by virtue of their size, nature or incidence. These items are disclosed in aggregate on the face of the statement of comprehensive income to aid an understanding of the Group’s financial performance.

Transactions which may give rise to exceptional items are principally gains or losses on disposals of investments or subsidiaries, acquisition costs, or costs of integrating acquired businesses.

Employee benefits

Retirement benefits

The Group operates retirement benefit plans of both a defined contribution and defined benefit nature. Retirement benefit plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Group has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

The cost of defined contribution plans is charged to the statement of comprehensive income on the basis of contributions payable by the Group during the year.

For defined benefit plans, the defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The retirement benefit liability in the statement of financial position represents the present value of the defined benefit obligation as reduced by the fair value of plan assets and unrecognised past service cost. A retirement benefit asset is recognised to the extent that the Group can benefit from refunds or a reduction in future contributions.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

•	can only be used to fund employee benefits;

•	are not available to the Group’s creditors; and
•	either cannot be paid to the Group unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Group.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as a non-current financial asset in the statement of financial position.

The current service cost is recognised in the statement of comprehensive income as an employee benefit expense. The interest cost resulting from the increase in the present value of the defined benefit obligation over time and the expected return on plan assets, is recognised as net interest expense or income. The expected return on plan assets is, for UK defined benefit pension schemes, shown net of an expected reduction for payments to the Pension Protection Fund (the ‘PPF levy’). The difference between the actual and expected PPF levy is treated as an actuarial gain or loss.

Logica plc results for the year ended 31 Decembre 2011

2.	Accounting policies (continued)

A past service cost is recognised immediately to the extent that benefits have already vested, or is otherwise amortised on a straight-line basis over the average period until the benefits vest.

Actuarial gains and losses arising from experience adjustments or changes in actuarial assumptions are charged or credited to the other comprehensive income in the period in which they arise.

Share-based payment

The cost of share-based employee compensation arrangements, whereby employees receive remuneration in the form of shares or share options, is recognised as an employee benefit expense in the statement of comprehensive income.

The total expense to be apportioned over the vesting period of the benefit is determined by reference to the fair value at the grant date of the shares or share options awarded and the number that are expected to vest. In the year of grant it is assumed that all shares will vest. The assumptions underlying the number of awards expected to vest are subsequently adjusted to reflect conditions prevailing at the end of the reporting period. At the vesting date of an award, the cumulative expense is adjusted to take account of the awards that actually vest.

Short-term compensated absences

A liability for short-term compensated absences, such as holiday, is recognised for the amount the Group may be required to pay as a result of the unused entitlement that has accumulated at the end of the reporting period.

Death-in-service benefits

Insured death-in-service benefits are accounted for as defined contribution arrangements. Death-in-service benefits for which the Group does not have insurance cover are accounted for as defined benefit arrangements.

Employee share ownership trusts

Employee share ownership plan (ESOP) trusts, which purchase and hold ordinary shares of the Company in connection with certain employee share plans, are consolidated in the Group financial statements. Any consideration paid or received by ESOP trusts for the purchase or sale of the Company’s own shares is shown as a movement in shareholders’ equity.

Dividends

Dividends to the Company’s shareholders are recognised as a liability in the period in which they are declared. The interim dividend is recognised when it has been approved by the Board and the final dividend is recognised when it has been approved by the shareholders at the Annual General Meeting.

3.	Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in these consolidated financial statements are consistent with those of the annual financial statements for the year ended 31 December 2010, with the exception of the change to the definition of exceptional items, which now excludes restructuring programmes, and the following standards, amendments to and interpretations of published standards adopted during the year.

(a) New and amended standards adopted by the Group

There have been only minor improvements to existing International Financial Reporting Standards and interpretations that are effective for the first time for the financial year beginning on or after 1 January 2011 which have been adopted by the Group with no impact on its consolidated results or financial position.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2011 and not early adopted. Unless otherwise stated, these have not been endorsed by the European Union (EU).

•

IAS 19, ‘Employee benefits’, effective 1 July 2012, was amended in June 2011. The impact on the Group will be: to eliminate the corridor approach and recognise all actuarial gains and losses in other comprehensive income as they occur; to immediately recognise all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability/ (asset).

•

Amendment to IFRS 7 ‘Financial instruments: Disclosures’, effective on or after 1 July 2011, improving transparency in the reporting of transfer transactions and improve user’s understanding of the risk exposures relating to transfer of financial assets and its effect on entity’s financial position, particularly those involving securitisation of financial assets. This amendment has been endorsed by the EU.

•

IFRS 9, ‘Financial instruments’, effective on or after 1 January 2015, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

Logica plc results for the year ended 31 Decembre 2011

3.	Adoption of new and revised International Financial Reporting Standards (continued)

•

IFRS 10, ‘Consolidated financial statements’, effective on or after 1 January 2013, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent Company. The standard provides additional guidance in the determining the control.

•

IFRS 12, ‘Disclosures of interests in other entities’, effective on or after 1 January 2013, includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

•

IFRS 13, ‘Fair value measurement’, effective on or after 1 January 2013, aims to improve consistency and reduce complexity by providing a precise definition of fair value, guidance on its application and a single source of fair value measurement and disclosure requirements for use across IFRSs.

•

IFRS 11 ‘Joint Arrangement’, effective on or after 1 January 2013, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. Proportional consolidation of joint ventures is not permitted.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

4.	Key areas of estimation uncertainty

In preparing the consolidated financial statements, management has to make judgements on how to apply the Group’s accounting policies and make estimates about the future. The critical judgements that have been made in arriving at the amounts recognised in the consolidated financial statements and the key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the next financial year, are discussed below.

Contract accounting

The revenue and profit of fixed price contracts is recognised on a percentage-of-completion basis when the outcome of a contract can be estimated reliably. Management exercises judgement in determining whether a contract’s outcome can be estimated reliably. Management also makes estimates of the total cost of professional services, or in total contract costs as appropriate, which are then used in determining the value of amounts recoverable on contracts. Estimates are continually revised based on changes in the facts relating to each contract. The carrying value of amounts recoverable on contracts is disclosed in Note 22.

Impairment of goodwill

The determination of whether or not goodwill has been impaired requires an estimate to be made of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation includes estimates about the future financial performance of the cash-generating units, including management’s estimates of long-term operating margins and long-term growth rates. The carrying amount of goodwill and the key assumptions used in the calculation and sensitivity of value in use of cash-generating units to which goodwill is attributed are disclosed in Note 16.

Defined benefit plans

The calculation of the defined benefit obligation of a defined benefit plan requires estimation of future events, for example salary and pension increases, inflation and mortality rates. In the event that future experience does not bear out the estimates made in previous years, an adjustment will be made to the plan’s defined benefit obligation in future periods which could have a material effect on the Group. The carrying amounts of assets and liabilities relating to defined benefit plans, together with the key assumptions used in the calculation of the defined benefit obligations relating to those plans and sensitivity to those key assumptions are disclosed in Note 36.

Income taxes

In recognising income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. Where the final outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of income tax assets and liabilities will be recorded in the period in which such a determination is made. The carrying values of income tax assets and liabilities are disclosed separately in the consolidated statement of financial position.

If the actual final outcome on the income tax judgement areas were to differ by 10% from management’s estimates, the Group would need to:

•	increase the income and deferred tax liability by £19.1 million if unfavourable; or

•	decrease the income and deferred tax liability by £18.8 million if favourable.

Ongoing claims and legal proceedings

Management regularly assesses the status of any known claims and legal proceedings against the Group. This assessment can involve both judgement with regards to the credibility of a claim and also the quantum of any liability. If it is assessed that a claim will probably be successful, management will recognise a provision for the fair value of the liability (Note 27). Such calculations will be based on management’s assessment of the expected settlement. Where a claim is not assessed as probable then a contingent liability will be disclosed unless the likelihood of the claim being successful is considered remote (Note 39).

Logica plc results for the year ended 31 Decembre 2011

5.	Segment information

In accordance with IFRS 8 ‘Operating Segments’, Logica has derived the information for its operating segments using the information used by the Chief Operating Decision Maker. The Group has identified the Executive Committee as the Chief Operating Decision Maker as it is responsible for the allocation of resources to operating segments and assessing their performance. The profit measure used by the Executive Committee is the adjusted operating profit, as described in Note 8. Operating segments are reported in a manner which is consistent with the operating segments produced for internal management reporting.

At 31 December 2011, Logica is organised into six operating segments based on the location of assets. Segment revenue and operating profit, after the restructuring and contract charges announced in December 2011, are disclosed below:

	Revenue		Profit/(loss)
	2011 £’m	2010 £’m	2011 £’m	2010 £’m
France	874.7	810.0	61.4	49.2
Northern and Central Europe	860.4	787.8	46.5	42.6
United Kingdom	725.4	709.4	15.6	60.2
Sweden	622.3	565.9	(30.8)	16.8
Benelux	463.8	488.0	(72.4)	12.5
International	374.7	335.7	34.2	29.3

	3,921.3	3,696.8	54.5	210.6

Finance costs			(36.1)	(27.2)
Finance income			13.3	8.9
Share of post-tax profits from associates			1.0	0.6
Taxation			(5.5)	(40.8)

Profit after tax			27.2	152.1

The share of post-tax profits from associates in the years ended 31 December 2011 and 2010 was attributable to the Benelux and the Northern and Central Europe segments.

Adjusted operating profit/ (loss) analysis per operating segment was as follows:

	2011
	Operating Profit/(loss) £’m	Exceptional items £’m	Amortisation of intangibles* £’m	Adjusted operating profit/(loss) £’m
France	61.4	—	13.0	74.4
Northern and Central Europe	46.5	—	18.3	64.8
United Kingdom	15.6	—	—	15.6
Sweden	(30.8)	—	22.2	(8.6)
Benelux	(72.4)	—	—	(72.4)
International	34.2	4.8	1.0	40.0

	54.5	4.8	54.5	113.8

	2010
	Operating Profit £’m	Exceptional items £’m	Amortisation of intangibles* £’m	Adjusted operating profit £’m
France	49.2	—	19.0	68.2
Northern and Central Europe	42.6	—	18.5	61.1
United Kingdom	60.2	—	—	60.2
Sweden	16.8	—	21.1	37.9
Benelux	12.5	1.7	—	14.2
International	29.3	—	1.0	30.3

	210.6	1.7	59.6	271.9

*	Amortisation of intangible assets initially recognised on acquisition.

Logica plc results for the year ended 31 Decembre 2011

5. Segment information (continued)

Other profit and loss disclosures

	2011
	Depreciation £’m	Amortisation of other intangibles £’m	Contract charges £’m	Accelerated restructuring charges* £’m
France	6.4	1.9	2.7	—
Northern and Central Europe	10.9	4.0	—	2.1
United Kingdom	6.4	4.4	28.0	2.9
Sweden	5.8	2.5	—	31.3
Benelux	2.6	0.8	8.7	57.1
International	14.5	4.7	—	—

	46.6	18.3	39.4	93.4

*	Accelerated restructuring charges included accelerated restructuring and integration costs of £80.4 million and property costs of £13.0 million (Note 6).

	2010
	Depreciation £’m	Amortisation of other intangibles £’m
France	5.8	1.5
Northern and Central Europe	9.8	4.9
United Kingdom	5.5	3.0
Sweden	5.3	1.0
Benelux	1.9	0.5
International	14.4	4.5

	42.7	15.3

Analysis of revenue by product and services

	2011 £’m	2010 £’m
Sales of goods	196.2	164.9
Revenue from services	3,725.1	3,531.9

	3,921.3	3,696.8

Outsourcing	1,730.6	1,600.7
Consulting and professional services	2,190.7	2,096.1

	3,921.3	3,696.8

Revenue above included £2,315.3 million which related to contracts accounted for under the percentage-of-completion method (2010: £2,151.1 million).

Analysis of revenue by customer

No single customer contributes more than 10% of the Group’s revenue.

Analysis of total assets

	2011 £’m	2010 £’m
France	941.3	941.6
Northern and Central Europe	749.5	776.3
United Kingdom	531.8	521.9
Sweden	784.2	798.9
Benelux	182.1	205.8
International	336.4	299.7

	3,525.3	3,544.2
Unallocated assets
Cash and cash equivalents	89.6	56.4
Tax assets	108.8	81.7
Derivative financial assets	31.1	8.7

Total assets	3,754.8	3,691.0

Logica plc results for the year ended 31 Decembre 2011

5. Segment information (continued)

Analysis of non-current assets

	2011
	Goodwill £’m	Other intangible assets £’m	Property, plant and equipment £’m	Total £’m
France	563.1	14.6	18.6	596.3
Northern and Central Europe	474.8	35.8	28.0	538.6
United Kingdom	167.6	38.5	33.7	239.8
Sweden	506.2	63.8	14.8	584.8
Benelux	26.6	1.8	6.1	34.5
International	145.1	19.5	38.5	203.1

	1,883.4	174.0	139.7	2,197.1

	2010
	Goodwill £’m	Other intangible assets £’m	Property, plant and equipment £’m	Total £’m
France	577.5	27.9	18.1	623.5
Northern and Central Europe	486.8	54.4	23.9	565.1
United Kingdom	167.6	29.0	31.9	228.5
Sweden	511.9	77.6	16.8	606.3
Benelux	27.3	0.5	5.9	33.7
International	135.4	11.3	41.9	188.6

	1,906.5	200.7	138.5	2,245.7

6.	Net operating costs

	2011 £’m	2010 £’m
Amortisation (Note 17)	72.8	74.9
Depreciation (Note 18)	46.6	42.7
Employee benefits expense (Note 9)	2,235.1	2,083.3
Legal and professional fees	61.1	53.3
Material and other external charges	1,033.6	953.4
Property costs	145.1	128.1
External sales and marketing costs	15.7	16.8
Disposal of businesses	4.8	1.7
Restructuring and integration costs
- Accelerated (Note 27)	80.4	—
- 2011 business as usual restructuring	24.4	—
Other operating expenses	147.2	132.0

	3,866.8	3,486.2

7.	Exceptional items

The exceptional items recognised within operating profit were as follows:

	2011 £’m	2010 £’m
Acquisition and integration costs	(4.4)	—
Disposal of businesses	(0.4)	(1.7)

	(4.8)	(1.7)

A charge of £4.4 million related to the acquisition and integration of Grupo Gesfor business in Spain and Latin America in May 2011 (Note 34).

In 2010, the Group completed the disposal of its HR Payroll business in the Netherlands. The disposal generated a net loss of £1.7 million.

Logica plc results for the year ended 31 Decembre 2011

8.	Adjusted operating profit

Adjusted operating profit excludes the results of discontinued operations, exceptional items and amortisation of intangible assets initially recognised at fair value in a business combination, whenever such items occur. Adjusted operating profit is not defined under IFRS and has been shown as the Directors consider this to be helpful for a better understanding of the performance of the Group’s underlying business. It may not be comparable with similarly titled profit measurements reported by other companies and is not intended to be a substitute for, or superior to, IFRS measures of profit.

	2011	2010
	£’m	£’m
Operating profit	54.5	210.6
Exceptional items (Note 7)	4.8	1.7
Amortisation of intangible assets initially recognised on acquisition	54.5	59.6

Adjusted operating profit	113.8	271.9

9.	Employee benefit expense

The number of employees (including Executive Directors) was:

	Year end		Average
	2011	2010	2011	2010
	Number	Number	Number	Number
France	9,353	9,215	9,235	8,982
Northern and Central Europe	7,068	6,997	7,084	6,961
United Kingdom	5,472	5,448	5,542	5,407
Sweden	5,158	5,256	5,240	5,222
Benelux	4,770	4,901	4,844	5,200
International	9,963	7,467	8,953	7,191

	41,784	39,284	40,898	38,963

The employee expense for the year amounted to:

	2011	2010
	£’m	£’m
Salaries and short-term employee benefits (including bonus)	1,752.5	1,617.3
Social security costs	336.5	310.7
Pension costs (Note 36)	139.1	143.2
Share-based payments (Note 35)	7.0	12.1

	2,235.1	2,083.3

10.	Finance costs

	2011	2010
	£’m	£’m
Finance leases	0.4	0.5
Bank loans and overdrafts	16.7	17.3
Retirement benefit schemes (net) (Note 36)	3.1	2.5
Private placement debt	8.0	2.2
Fair value adjustment on financial assets/liabilities	1.9	—
Other	6.0	4.7

	36.1	27.2

11.	Finance income

	2011	2010
	£’m	£’m
Bank interest	0.7	0.4
Unwinding of discount on trade receivables	6.5	5.1
Financing fair value remeasurements	3.9	2.3
Other	2.2	1.1

	13.3	8.9

Logica plc results for the year ended 31 Decembre 2011

12.	Profit before tax

The following items have been included in arriving at profit before tax:

	2011	2010
	£’m	£’m
Loss on disposal of non-current assets	0.6	2.5
Research and development expenditure	13.6	9.2
Trade receivables impairment	3.6	1.7
Exchange losses/(gains)	0.8	(2.2)

The Group received a Regional Selective Assistance grant from the Welsh Assembly in February 2004 to aid with the development of the Group’s outsourcing facilities at Bridgend, Wales. The Group received cash of £2.0 million during the year (2010: £1.0 million) and £1.0 million (2010: £2.0 million) was credited in arriving at profit before tax.

The Group also participates in the BSIK programme (Act Subsidy Investment Knowledge Infrastructure) sponsored by a consortium of five Dutch ministries that give support to the public and industry for related research projects. Under this programme the Group received £0.9 million during the year (2010: £2.7 million), and £1.1 million (2010: £1.6 million) was credited in arriving at profit before tax.

The Group receives credits based on research and development expenditure in France from the Ministry of Higher Education and Research (Ministère de l’Enseignement supérieur et de la Recherche). In 2011 £6.6 million (2010: £3.6 million) was credited in arriving at profit before tax.

Auditors’ remuneration

The following table shows an analysis of fees payable to PricewaterhouseCoopers LLP, the Group’s auditors:

	2011	2010
	£’m	£’m
Audit services
Fees payable to the Company’s auditor for the audit of — - the parent Company and consolidated financial statements	1.0	0.7
- financial statements of subsidiaries, pursuant to legislation	1.6	1.6

Non-audit services
Fees payable to the Company’s auditor and its associates for other services
- other services pursuant to such legislation	0.2	0.2
- tax services	0.4	0.5
- all other services	0.3	—

Total auditors’ remuneration	3.5	3.0

13.	Taxation

	2011	2010
	£’m	£’m
Current tax:
UK corporation tax	10.3	15.7
Overseas tax	35.7	34.5

	46.0	50.2

Deferred tax:
UK corporation tax	5.4	(1.2)
Overseas tax	(45.9)	(8.2)

	(40.5)	(9.4)

	5.5	40.8

The effective tax rate on operations for the year, before the share of post-tax profits from associates, exceptional items and amortisation of intangible assets initially recognised on acquisition, was 23% (2010: 23%), of which a charge of £15.7 million (2010: £14.5 million) related to the UK.

The effective tax rate on exceptional items was 0% (2010: 23.5%) and the effective tax rate on amortisation of intangible assets initially recognised on acquisition was 28.8% (2010: 28.9%).

Logica plc results for the year ended 31 Decembre 2011

13.	Taxation (continued)

The tax charge from operations is lower than the standard rate of corporation tax in the UK applied to profit before tax. The differences are explained below.

	2011	2010
	£’m	£’m
Profit before tax	32.7	192.9
Less: share of post-tax profits from associates	(1.0)	(0.6)

Profit before tax excluding share of post-tax profits from associates	31.7	192.3

Tax at the UK corporation tax rate of 26.5% (2010: 28.0%)	8.4	53.8
Adjustments in respect of previous years	8.7	(12.3)
Adjustment in respect of foreign tax rates	16.9	11.8
Tax loss utilisation	(21.5)	(7.1)
Income not subject to tax	(9.4)	(16.5)
Deferred tax assets not recognised	2.4	11.1

Tax charge	5.5	40.8

The current tax related to exceptional items for the year ended 31 December 2011 was £nil (2010: tax credit £0.4 million).

In addition to the changes in rates of Corporation tax disclosed above, a number of further changes to the UK Corporation tax system were announced in the March 2011 UK Budget Statement. Further reductions to the main rate are proposed to reduce the rate by 1% per annum to 23% by 1 April 2014. These further changes had not been substantively enacted at the balance sheet date and, therefore, are not included in these financial statements.

14.	Dividends

The Directors are proposing a final dividend in respect of the year ended 31 December 2011 of 2.3 pence per share, which would reduce shareholders’ funds by approximately £36.8 million. The proposed dividend is subject to approval at the AGM on 11 May 2012 and has not been recognised as a liability in these financial statements. The final dividend will be paid on 16 May 2012 to shareholders listed on the share register on 13 April 2012.

The amounts recognised as distributions to equity holders were as follows:

	2011	2010	2011	2010
	p / share	p / share	£’m	£’m
Interim dividend	2.10	1.90	33.6	30.3
Final dividend	2.30	2.30	36.6	36.5

	4.40	4.20	70.2	66.8

Dividends payable to employee share ownership trusts are excluded from the amounts recognised as distributions in the table above.

Logica plc results for the year ended 31 Decembre 2011

15.	Earnings per share

	2011
Earnings per share	Earnings £’m	Weighted average number of shares million	Earnings per share Pence

Profit for the year	27.2	1,597.2	1.7

Basic EPS	27.2	1,597.2	1.7

Effect of share options and share awards	—	41.6	—

Diluted EPS	27.2	1,638.8	1.7

Adjusted earnings per share
Earnings attributable to ordinary shareholders	27.2	1,597.2	1.7
Add back:
Exceptional items, net of tax	4.8	—	0.2
Fair value adjustment on financial assets / liabilities, net of tax	1.5	—	0.2
Amortisation of intangible assets initially recognised on acquisition, net of tax	38.9	—	2.4

Basic adjusted EPS	72.4	1,597.2	4.5

Effect of share options and share awards	—	41.6	—
Effect of fair value adjustment on financial assets/liabilities, net of tax	(1.5)	—	(0.2)

Diluted adjusted EPS	70.9	1,638.8	4.3

	2010
Earnings per share	Earnings £’m	Weighted average number of shares million	Earnings per Share Pence

Profit for the year	152.1	1,589.4	9.6

Basic EPS	152.1	1,589.4	9.6

Effect of share options and share awards	—	35.7	(0.2)

Diluted EPS	152.1	1,625.1	9.4

Adjusted earnings per share
Earnings attributable to ordinary shareholders	152.1	1,589.4	9.6

Add back:
Exceptional items, net of tax	1.3	—	—
Amortisation of intangible assets initially recognised on acquisition, net of tax	42.4	—	2.7

Basic adjusted EPS	195.8	1,589.4	12.3

Effect of share options and share awards	—	35.7	(0.2)

Diluted adjusted EPS	195.8	1,625.1	12.1

Adjusted earnings per share, both basic and diluted, have been shown as the Directors consider this to be helpful for a better understanding of the performance of the Group’s underlying business. The earnings measure used in adjusted earnings per share excludes, whenever such items occur: the results of discontinued operations; exceptional items; mark-to-market gains or losses on financial assets/ liabilities designated as fair value hedges through profit or loss; and amortisation of intangible assets initially recognised at fair value in a business combination. All items adjusted are net of tax where applicable.

The weighted average number of shares excludes the shares held by employee share ownership plan (ESOP) trusts, which are treated as cancelled.

Logica plc results for the year ended 31 Decembre 2011

16.	Goodwill

	2011	2010
Cost and net book amount	£’m	£’m
At 1 January	1,906.5	1,883.6
Additions during the year	13.6	6.8
Exchange differences	(36.7)	16.1

At 31 December	1,883.4	1,906.5

The following table shows the allocation of the carrying value of goodwill at the end of the reporting period by operating segment:

	2011	2010
	£’m	£’m
France	563.1	577.5
Northern and Central Europe	474.8	486.8
United Kingdom	167.6	167.6
Sweden	506.2	511.9
Benelux	26.6	27.3
International	145.1	135.4

	1,883.4	1,906.5

Goodwill impairment testing

Goodwill acquired through business combinations has been allocated for impairment testing purposes to individual cash generating units (CGUs). The Group conducts annual impairment tests on the carrying value of goodwill, based on the recoverable amount of the CGU to which goodwill has been allocated. CGUs represent the operations of a country or, where appropriate, divisions within a country. The size of a CGU, therefore, varies but is never larger than a reportable segment.

An impairment test is a comparison of the carrying value of the assets of a business or CGU to their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results. Although required to perform annual impairment tests, these do not have to take place at 31 December but the test should be consistently carried out at the same time annually.

The Group carries out its annual impairment testing as at 30 September each year. Impairment testing is only reperformed if an impairment triggering event occurs in the intervening period. The restructuring charges announced on 14 December 2011 were considered an impairment triggering event. As a result the impairment testing was reperformed as at 31 December 2011.

The recoverable amounts of CGUs are determined from value in use (VIU) calculations. The determination of whether or not goodwill has been impaired requires an estimate to be made of the VIU of the CGU to which goodwill has been allocated.

The VIU calculation includes estimates about the future financial performance of the CGUs. In all cases the approved budget for the following financial year forms the basis for the cash flow projections for a CGU. The cash flow projections in the four financial years following the budget year reflect management’s expectations of the medium-term operating performance of the CGU and growth prospects in the CGU’s market.

Key assumptions

The key assumptions in the VIU calculations are the discount rate applied, the long-term operating margin and the long-term growth rate of net operating cash flows. In determining the key assumptions, management have taken into consideration the current economic climate, the resulting impact on expected growth and discount rates, and the pressure this places on impairment calculations.

Discount rate applied

The discount rate applied to a CGU represents a pre-tax rate that reflects market assessment of the time value of money at the end of the reporting period and the risks specific to the CGU. The discount rate is based on the risk free rate for 20-year bonds issued by the government in the respective market. The current economic uncertainties in Europe have led to a decrease in risk free rates. The Directors have increased the rates applied in the impairment review where they consider the decrease to be temporary and not reflective of the country specific risk. In determining the discount rate, management have applied an adjustment for risk of such companies relative to all other sectors on average, determined using an average of the betas of comparable listed companies. The discount rates applied to the CGUs were in the range of 11.4% (2010: 7.8%) to 22.2% (2010: 22.2%).

The discount rates applied to the most significant CGUs were as follows:

	2011	2010
	%	%
France	14.1	11.7
Northern and Central Europe *	12.0	8.4
United Kingdom	12.8	11.0
Sweden	11.4	8.2

*Weighted	average discount rate applied to CGUs in the Northern and Central Europe.

Logica plc results for the year ended 31 Decembre 2011

16.	Goodwill (continued)

Long-term operating margin

The long-term operating margin assumed for a CGU’s operations is based on future market expectations and past performance. The long-term operating margin refers to the margin on adjusted operating profit as described in Note 8. For some CGUs, those for which management has strong reason to believe that past operating margins are not indicative of future operating margins, expected future improvements from sustainable operating cost savings are also included in management’s assessment of the long-term operating margin. In such cases, these expected improvements exclude activities that would be defined as restructuring, other than those identified as a direct result of the restructuring announced in December 2011, and are independent of technological change or evolution of best practices that the Group could not predict or influence. The long-term operating margins applied to CGUs were in the range of 4.5% (2010: 4.0%) to 10.0% (2010: 10.0%).

The long-term operating margins assumed for the most significant CGUs were as follows:

	2011	2010
	%	%
France	9.0	9.0
Northern and Central Europe *	8.9	8.8
United Kingdom	9.0	9.0
Sweden	9.5	9.0

*Weighted	average long-term operating margin applied to CGUs in the Northern and Central Europe.

Long-term growth rates of net operating cash flows

Long-term growth rates of net operating cash flows are assumed equal to the long-term growth rate in the gross domestic product of the country in which the CGUs’ operations are undertaken, and were in the range of 0.5% (2010: 0.3%) to 8.3% (2010: 8.2%).

The long-term growth rates of net operating cash flows assumed for the most significant CGUs were as follows:

	2011	2010
	%	%
France	1.6	1.5
Northern and Central Europe*	1.5	2.0
United Kingdom	1.3	1.6
Sweden	2.5	2.2

*Weighted	average long-term growth rate applied to CGUs in the Northern and Central Europe.

Summary of results

During the year, all goodwill was tested for impairment, with no impairment charge resulting (2010: £nil).

Sensitivity to changes in assumptions

As part of the VIU testing the Directors consider the impact that a range of scenarios could have on the key assumptions within the VIU calculation.

Long-term operating margin

The Directors consider that a reduction of 1% in the absolute value of long-term operating margins across all CGUs would be the limit of what could be considered to be reasonably possible on the basis that the Group’s cost base is flexible and could quickly respond to market changes. The Group is spread across a range of sectors and geographies and has a large number of long-term contracts which help to insulate it from more significant changes.

Long-term discount rate

The Group bases its estimate for the long-term pre-tax discount rate on its weighted average cost of capital (WACC) using long- term market data and industry data to derive the appropriate inputs to the calculation. The Directors consider that a 1% change in the absolute discount rate is the maximum change that should be considered as reasonably possible as this represents an 8% to 20% increase in the WACC.

Long term growth rate

The Group uses a long-term growth rate that is the same as the long-term growth rate of gross domestic product (GDP) of the country in which the CGU is based, using Economist Intelligence Unit (EIU) data. Given these are long-term rates, the Directors consider a change of 1% in the absolute value of the long-term growth rate to be the limit of what is reasonably possible.

Logica plc results for the year ended 31 Decembre 2011

16.	Goodwill (continued)

Summary of sensitivity analysis

Other than as set out below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any CGU to exceed it recoverable amount.

	Resulting impairment charge
	1% decrease in long- term operating margin	1% increase in long- term discount rate	1% decrease in long- term growth rate
	£’m	£’m	£’m
Benelux	7.1	4.7	5.5
International	4.0	—	1.1

Sensitivity to margins at 2011 levels

The value in use calculation remains most sensitive to a change in the long-term operating margin. If operating margins were to remain in perpetuity at 2011 levels—which include the impact of the disappointing performance in the Netherlands, Sweden and Belgium and the contract charged announced in December 2011, impairment charges would be recorded against the carrying value of the Netherlands (£24.3 million), Spain (£25.8 million), Germany (£48.3 million), Sweden (£294.6 million), Belgium (£8.9 million) and Brazil (£10.4 million) CGUs. In addition the headroom available in the Portugal CGU would be reduced to £1.9 million. The Directors consider this highly improbable. There would be no impairment in the remaining CGUs.

Macro-economic exposures

The Brazil CGU remains sensitive for changes in all three key assumptions made in the impairment model. With a combined reduction of 1% in the operating margin, discount rates and growth rate assumptions the Brazil CGU would incur an impairment of approximately £2 million to the carrying value of goodwill of £16.7 million (2010: £17.2 million). The Directors consider this unlikely particularly given the strong growth prospects in Brazil and market values indicated by recent corporate transactions in the Brazilian IT market. As a consequence no impairment has been recognised.

The current economic uncertainties experienced in Europe and austerity measures adopted by European governments have led to lower margins in these markets. The group’s exposure to those European markets most exposed to the current financial crises is limited to Portugal. With a combined reduction of 1% in the operating margin, discount rates and long term growth rate assumptions the Portugal CGU would incur an impairment of approximately £8 million to the carrying value of goodwill of £39.0 million (2010: £40.0 million). The Directors consider this unlikely. The assumptions applied to the Portugal CGU have already been adjusted to reflect the current economic uncertainties. As a consequence no impairment has been recognised.

Logica plc results for the year ended 31 Decembre 2011

17.	Other intangible assets

	Purchased computer software £’m	Development costs £’m	Brand names £’m	Customer contracts / relationships £’m	Software Products £’m	Total £’m
Cost
At 1 January 2010	36.0	41.2	124.3	359.1	40.9	601.5
Additions	7.6	21.2	—	—	—	28.8
Acquisition of subsidiaries/businesses	—	—	—	0.3	—	0.3
Disposals	(1.7)	(3.3)	—	—	—	(5.0)
Exchange differences	0.8	0.3	1.8	6.4	0.3	9.6

At 1 January 2011	42.7	59.4	126.1	365.8	41.2	635.2
Additions	7.2	22.0	—	—	—	29.2
Transfers	—	8.0	—	—	—	8.0
Acquisition of subsidiaries/businesses	—	—	1.4	10.0	—	11.4
Disposals	(10.8)	(0.9)	—	—	—	(11.7)
Exchange differences	(1.3)	(0.5)	(2.5)	(7.3)	(0.9)	(12.5)

At 31 December 2011	37.8	88.0	125.0	368.5	40.3	659.6

Accumulated amortisation
At 1 January 2010	18.5	16.0	120.4	180.0	23.2	358.1
Charge for the year	6.2	9.1	3.4	50.3	5.9	74.9
Disposals	(1.1)	(3.3)	—	—	—	(4.4)
Exchange differences	0.7	(0.1)	1.9	3.2	0.2	5.9

At 1 January 2011	24.3	21.7	125.7	233.5	29.3	434.5
Charge for the year	8.3	10.0	0.3	48.5	5.7	72.8
Disposals	(10.4)	(0.9)	—	—	—	(11.3)
Exchange differences	(0.9)	(0.2)	(2.4)	(6.1)	(0.8)	(10.4)

At 31 December 2011	21.3	30.6	123.6	275.9	34.2	485.6

Net carrying amount
At 31 December 2011	16.5	57.4	1.4	92.6	6.1	174.0

At 31 December 2010	18.4	37.7	0.4	132.3	11.9	200.7

Purchased computer software represented assets bought from third parties, whilst development costs represented internally generated intangible assets. Brand names, customer contracts/relationships and software products represented assets recognised as part of a business combination.

Individual intangible assets considered material to the Group related to customer contracts/relationships in Sweden with a net book value of £45.3 million (2010: £65.5 million) which had a remaining useful life of between two and three years (2010: three and four years). These assets related to the WM-data acquisition.

Logica plc results for the year ended 31 Decembre 2011

18.	Property, plant and equipment

	Freehold land and buildings £’m	Leasehold property and improvements £’m	Equipment and plant £’m	Total £’m
Cost
At 1 January 2010	28.4	49.3	235.2	312.9
Additions	0.3	2.7	44.1	47.1
Acquisition of subsidiaries/businesses	—	0.6	1.2	1.8
Disposals	—	(1.7)	(14.3)	(16.0)
Exchange differences	(0.2)	1.1	1.0	1.9

At 1 January 2011	28.5	52.0	267.2	347.7
Additions	0.7	5.9	43.7	50.3
Acquisition of subsidiaries/businesses	0.1	1.5	0.7	2.3
Disposals	—	(1.0)	(18.3)	(19.3)
Exchange differences	(0.4)	(1.8)	(10.2)	(12.4)

At 31 December 2011	28.9	56.6	283.1	368.6

Accumulated depreciation
At 1 January 2010	8.7	23.3	148.1	180.1
Charge for the year	1.0	4.4	37.3	42.7
Disposals	—	(1.1)	(12.8)	(13.9)
Exchange differences	(0.2)	0.6	(0.1)	0.3

At 1 January 2011	9.5	27.2	172.5	209.2
Charge for the year	0.8	4.2	41.6	46.6
Disposals	—	(0.7)	(17.9)	(18.6)
Exchange differences	(0.2)	(1.0)	(7.1)	(8.3)

At 31 December 2011	10.1	29.7	189.1	228.9

Net carrying amount
At 31 December 2011	18.8	26.9	94.0	139.7

At 31 December 2010	19.0	24.8	94.7	138.5

Equipment and plant included assets held under finance leases with a net book value of £2.0 million (2010: £3.1 million). Additions to equipment and plant during the year amounting to £0.6 million (2010: £1.3 million) were financed by new finance leases.

19.	Investments in associates

The carrying value of the Group’s investments in associates at 31 December 2011 is shown below:

Investments in associates	2011 £’m
At 1 January 2011	2.7
Share of post-tax profits of associates	1.0
Dividends received	(1.0)
Exchange differences	(0.1)

At 31 December 2011	2.6

Summarised information in respect of associates at 31 December 2011 is provided below on a 100% interest basis.

	2011 £’m	2010 £’m
Assets	21.1	22.8
Liabilities	(15.2)	(15.5)

Revenue	30.2	33.5
Net profit	1.7	4.2

Logica plc results for the year ended 31 Decembre 2011

20.	Non-current financial assets

	2011 £’m	2010 £’m
Insurance contracts held to fund defined benefit pension and life assurance arrangements (Note 36)	12.4	12.1
Other financial assets	1.5	0.4
Derivative financial instruments (held for hedging) (Note 26)	27.6	—

	41.5	12.5

21.	Inventories

	2011 £’m	2010 £’m
Computer equipment not allocated to a customer contract	0.4	0.6
Materials used in document printing and finishing	0.4	0.4

	0.8	1.0

The Directors estimate that the carrying value of inventories approximated their fair value less cost to sell.

22.	Trade and other receivables

	2011 £’m	2010 £’m
Trade receivables	690.2	687.3
Less: provision for impairment	(7.2)	(6.1)

Trade receivables – net	683.0	681.2
Amounts recoverable on contracts	368.1	374.4
Accrued income Prepayments	95.3 79.9	91.4 71.1
Derivative financial instruments (Note 26)	3.5	8.7
Other receivables	32.2	25.5

	1,262.0	1,252.3

Amounts recoverable on contracts included amounts due for settlement after more than one year of £22.1 million at 31 December 2011 (2010: £24.3 million).

Contracts accounted for under the percentage-of-completion method

	2011 £’m	2010 £’m
Contract costs incurred plus recognised profits less recognised losses to date	5,541.3	5,579.4
Less: progress billings to date	(5,298.1)	(5,335.2)

	243.2	244.2

Recognised as:
Amounts due from contract customers included in trade and other receivables	368.1	374.4
Amounts due to contract customers included in trade and other payables	(124.9)	(130.2)

	243.2	244.2

The Group’s credit risk on trade and other receivables is primarily attributable to trade receivables and amounts recoverable on contracts. The Group has no significant concentrations of credit risk since the risk is spread over a large number of unrelated counterparties. The majority of trade receivables and amounts recoverable on contracts represent amounts due from government bodies and large corporate internationals, spread across the following geographies:

	2011		2010
	Trade receivables £’m	Amounts recoverable on contracts £’m	Trade receivables £’m	Amounts recoverable contracts £’m
France	209.6	113.9	205.9	95.9
Northern and Central Europe	145.7	27.0	140.3	31.8
United Kingdom	72.0	175.8	65.0	187.2
Sweden	121.2	11.9	128.2	7.5
Benelux	61.6	12.4	72.8	30.6
International	72.9	27.1	69.0	21.4

	683.0	368.1	681.2	374.4

Logica plc results for the year ended 31 Decembre 2011

22.	Trade and other receivables (continued)

The Directors estimate that the carrying value of financial assets within trade and other receivables approximated their fair value.

At 31 December 2011, trade receivables of £109.3 million (2010: £111.9 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The amounts are still considered recoverable. The average age of these receivables was 59 days (2010: 68 days).

Movements in the Group provision for impairment of trade receivables were as follows:

	2011 £’m	2010 £’m
At 1 January	6.1	6.8
Provision for receivables impairment	3.6	1.7
Receivables written off during the year as uncollectible	(2.0)	(2.2)
Unused amounts reversed	(0.3)	(0.2)
Exchange differences	(0.2)	—

At 31 December	7.2	6.1

In determining the recoverability of a trade receivable, the Group considers the ageing of each debtor and any change in the circumstances of the individual debtors. The Directors believe that there is no further provision required in excess of the allowance for doubtful debts.

The creation and release of provision for impaired receivables have been included in net operating costs in the statement of comprehensive income.

Unwinding of discount is included in finance income in the statement of comprehensive income (Note 11). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

At 31 December 2011, trade receivables of £7.9 million (2010: £7.7 million) were either partially or fully impaired. The ageing of these receivables was as follows:

	2011 £’m	2010 £’m
Less than three months	0.1	0.1
Three to six months	0.1	0.3
Over six months	7.7	7.3

	7.9	7.7

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above. The Group held no collateral as security.

23.	Trade and other payables

	2011 £’m	2010 £’m
Trade payables	198.2	198.5
Payments received on account on contracts	124.9	130.2
Accruals	252.8	256.3
Social security and other taxes	203.5	206.2
Employee benefit liabilities	180.7	188.0
Derivative financial instruments (note 26)	6.0	8.2
Other payables	95.8	75.0

	1,061.9	1,062.4

The Directors estimate that the carrying value of trade and other payables approximated their fair value.

Logica plc results for the year ended 31 Decembre 2011

24.	Reconciliation of movements in net debt

The Group defines net debt as borrowings, including related derivatives, less cash:

	At 1 January 2011 £’m	Cash flows £’m	Other non- cash movements £’m	Acquisitions £’m	Exchange differences £’m	At 31 December 2011 £’m
Cash and cash equivalents	56.4	51.0	—	(16.7)	(1.1)	89.6
Bank overdrafts	(25.8)	(7.2)	—	—	—	(33.0)

	30.6	43.8	—	(16.7)	(1.1)	56.6
Finance leases	(4.2)	2.4	(0.6)	(0.8)	0.1	(3.1)
Bank loans	(216.3)	149.8	(1.7)	(3.6)	(0.2)	(72.0)
Private placement debt notes	(88.7)	(187.8)	(17.7)	—	(3.1)	(297.3)
Other borrowings	(1.6)	1.3	(0.1)	(5.5)	0.1	(5.8)
Derivatives in respect of net debt (Note 26)	—	—	12.2	—	14.4	26.6

Net debt	(280.2)	9.5	(7.9)	(26.6)	10.2	(295.0)

Cash, cash equivalents and bank overdrafts at the end of the reporting period comprised:

	2011 £’m	2010 £’m
Cash at bank and in hand	78.9	56.4
Short-term deposits	10.7	—

	89.6	56.4
Bank overdrafts	(33.0)	(25.8)

Cash, cash equivalents and bank overdrafts	56.6	30.6

The Group’s credit risk on cash, cash equivalents and bank overdrafts is limited because the counterparties are well-established banks with high credit ratings. Included in cash at bank and in hand were overdrafts that were part of cash pooling arrangements for which a legal right of off-set existed against positive cash balances that were of an equal or greater amount at the end of the reporting period.

The Directors estimate that the carrying value of cash and cash equivalents approximated their fair value.

The Group’s policy for cash investments requires that cash and deposits only be placed with counterparties that have a minimum A1/P1 short term rating and A- equivalent long term credit rating. The reference to ratings must include at least one from either Standard & Poor’s or Moody’s. Cash and deposits are limited to £25.0 million per bank where the bank has a minimum AA-rating and £10.0 million per bank where the bank is rated A or A-. No credit limits were exceeded during the reporting period and management does not expect any losses from non-performance by any of these counterparties.

25.	Borrowings

	2011 £’m	2010 £’m
Current
Bank overdrafts	33.0	25.8
Bank loans	0.2	175.2
Finance lease obligations	1.5	2.7
Other borrowings	0.4	0.6

	35.1	204.3

Presented as:
Other borrowings	35.1	204.3

	35.1	204.3

Non-current
Bank loans	71.8	41.1
Private placement debt notes	297.3	88.7
Finance lease obligations	1.6	1.5
Other borrowings	5.4	1.0

	376.1	132.3

Logica plc results for the year ended 31 Decembre 2011

25.	Borrowings (continued)

The carrying amounts of the Group’s borrowings are denominated in the following currencies;

	2011 £’m	2010 £’m
Pound sterling	95.8	44.9
Euro	120.4	272.7
US dollar	165.4	—
Swedish krona	0.3	2.5
Other currencies	29.3	16.5

	411.2	336.6

Borrowing facilities

At 31 December 2011, the Group had the following unsecured principal debt facilities:

Bank facilities

•

a €307.5 million revolving credit facility maturing on 26 November 2013. At 31 December 2011, €36.0 million (£30.0 million) was drawn down under the facility (2010: nil). The facility paid interest at an average rate of 2.64% (2010: 2.67%);

•	a £100 million receivables facility. The facility matures on 22 July 2015 and was undrawn at both 31 December 2011 and 31 December 2010;
•	a €50 million bilateral term loan. The term loan matures 26 January 2014. The term loan was available from 10 September 2010, and was fully drawn at 31 December 2011;
•	a €25 million bilateral revolving credit facility maturing on 21 December 2013. The facility was undrawn at 31 December 2011 and 31 December 2010;
•	a €25 million bilateral revolving credit facility. The facility reduces in annual increments from 1 August 2013, with a final maturity of 31 July 2016. The facility was undrawn at 31 December 2011;
•	a €25 million bilateral revolving credit facility signed 1 July 2011, maturing on 1 July 2016. The facility was undrawn at 31 December 2011;
•	a €25 million bilateral revolving credit facility signed 6 July 2011, maturing on 6 July 2016. The facility was undrawn at 31 December 2011;
•	a €30 million bilateral revolving credit facility signed 20 December 2011, maturing on 20 December 2016. The facility was undrawn at 31 December 2011; and
•	a €40 million bilateral revolving credit facility signed 21 December 2011, maturing on 21 December 2016. The facility was undrawn at 31 December 2011.

Since 1 January 2012, the Group signed the following additional unsecured debt facilities

•	a €40 million bilateral revolving credit facility maturing on 6 January 2017; and
•	a €40 million bilateral revolving credit facility maturing on 17 January 2017.

Private placement notes

•

a €56.2 million (£46.8 million) (2010: £48.0 million) private placement. Tranche A €18.7 million (£16.0 million) matures on 21 April 2015 and pays interest at 4.5175%, Tranche B €18.7 million (£16.0 million) matures on 21 April 2016 and pays interest at 4.85% and Tranche C €18.7 million (£16.0 million) matures on 21 April 2017 and pays interest at 5.2075%;

•	a £40 million private placement. The debt pays interest at 5.26% and matures on 25 November 2020;
•	a €20 million (£16.7 million) private placement signed on 7 July 2011, maturing on 7 July 2016 and pays interest at 3.71%;
•	a $25 million (£16.1 million) private placement signed on 7 July 2011, maturing on 7 July 2016 and pays interest at 4.27%;
•	a £25 million private placement signed on 7 July 2011, maturing on 7 July 2018 and pays interest at 4.39%;
•	a $110 million (£71.0 million) private placement signed on 7 July 2011, maturing on 7 July 2018 and pays interest at 4.63%; and
•	a $100 million (£64.5 million) private placement signed on 7 July 2011, maturing on 7 July 2021 and pays interest at 5.06%.

The obligations of the borrowers listed above are guaranteed by the principal UK subsidiary, Logica UK Limited.

Logica plc results for the year ended 31 Decembre 2011

25.	Borrowings (continued)

Finance lease obligations

The minimum lease payments under finance leases, and their present value, fell due as follows:

	Minimum lease payments		Present value of minimum lease payments
	2011 £’m	2010 £’m	2011 £’m	2010 £’m
Within one year	1.6	3.0	1.5	2.7
In two to five years	1.7	1.7	1.6	1.5

	3.3	4.7	3.1	4.2

Future finance charges	(0.2)	(0.5)

Present value of lease obligations	3.1	4.2

The Group’s obligations under finance leases are secured by the lessor’s title to the leased assets.

All borrowings

The syndicated bank loans, bilateral revolving credit facilities, overdrafts and other borrowings bear floating rates of interest based on LIBOR or equivalents appropriate to the currency in which the borrowing is incurred, and thus expose the Group to cash flow interest rate risk. The private placements and finance lease obligations bear fixed rates of interest and therefore expose the Group to fair value interest rate risk.

Borrowings are denominated in the borrowing entity’s functional currency except for certain amounts drawn down under the revolving credit facility, term loans, the €56.2 million private placement, €20 million private placement and $235 million private placement.

€106.2 million (£88.5 million) (2010: €106.2 million (£90.8 million)) of borrowings not denominated in the functional currency of the borrowing Company are designated as hedges of net investments in foreign operations (see Note 26) and therefore only expose the Group to statement of comprehensive income foreign currency risk to the extent that the hedge is ineffective.

€20 million and €235 million (£168.3 million) (2010: £nil) of fixed rate borrowings not denominated in the functional currency of the borrowing Company are designated as fair value hedges (see Note 26). Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognised in the income statement within “finance costs”.

The Directors have estimated the fair value of the Group’s borrowings as follows:

	2011 £’m	2010 £’m
Bank overdrafts	33.0	25.8
Bank loans	72.0	216.3
Private placement debt notes	297.3	88.7
Finance lease obligations	3.0	4.1
Other borrowings	5.8	1.6

	411.1	336.5

Fair value has been estimated by discounting the cash flows relating to borrowings at the market rate at the end of the reporting period or, for the quoted instruments, by reference to the prevailing market price and exchange rate at the end of the reporting period.

Logica plc results for the year ended 31 Decembre 2011

26.	Financial instruments

Categories of financial instruments

	2011
Assets as per the statement of financial position	Assets at fair value through profit and loss £’m	Derivatives used for hedging £’m	Loans and receivables £’m	Total £’m
Non-current other financial assets (Note 20)	—	—	1.5	1.5
Trade receivables (Note 22)	—	—	683.0	683.0
Cash and cash equivalents (Note 24)	—	—	89.6	89.6
Non-current derivative financial instruments (held for hedging) (Note 20)	—	27.6	—	27.6
Current derivative financial instruments (held for hedging) (Note 22)	—	0.8	—	0.8
Derivative financial instruments (held for trading) (Note 22)	2.7	—	—	2.7

	2.7	28.4	774.1	805.2

	2010
Assets as per the statement of financial position	Assets at fair value through profit and loss £’m	Derivatives used for hedging £’m	Loans and receivables £’m	Total £’m
Non-current other financial assets (Note 20)	—	—	0.4	0.4
Trade receivables (Note 22)	—	—	681.2	681.2
Cash and cash equivalents (Note 24)	—	—	56.4	56.4
Derivative financial instruments (held for trading) (Note 22)	8.7	—	—	8.7

	8.7	—	738.0	746.7

	2011
Liabilities as per the statement of financial position	Liabilities at fair value through profit and loss £’m	Derivatives used for hedging £’m	Amortised cost £’m	Total £’m
Trade payables (Note 23)	—	—	198.2	198.2
Accruals (Note 23)	—	—	252.8	252.8
Bank overdrafts (Note 25)	—	—	33.0	33.0
Bank loans (Note 25)	—	—	72.0	72.0
Private placement debt notes (Note 25)	209.8	—	87.5	297.3
Finance lease obligations (Note 25)	—	—	3.1	3.1
Other borrowings (Note 25)	—	—	5.8	5.8
Non-current derivative financial instruments (held for hedging)	—	4.3	—	4.3
Current derivative financial instruments (held for hedging) (Note 23)	—	0.3	—	0.3
Derivative financial instruments (held for trading) (Note 23)	5.7	—	—	5.7

	215.5	4.6	652.4	872.5

The non-current derivative financial instruments of £4.3 million are included in other non-current liabilities on the statement of financial position.

Logica plc results for the year ended 31 Decembre 2011

26. Financial instruments (continued)

	2010
Liabilities as per the statement of financial position	Liabilities at fair value through profit and loss £’m	Derivatives used for hedging £’m	Amortised cost £’m	Total £’m
Trade payables (Note 23)	—	—	198.5	198.5
Accruals (Note 23)	—	—	256.3	256.3
Bank overdrafts (Note 25)	—	—	25.8	25.8
Bank loans (Note 25)	—	—	216.3	216.3
Private placement debt notes (Note 25)	—	—	88.7	88.7
Finance lease obligations (Note 25)	—	—	4.2	4.2
Other borrowings (Note 25)	—	—	1.6	1.6
Derivative financial instruments (held for hedging) (Note 23)	—	3.9	—	3.9
Derivative financial instruments (held for trading) (Note 23)	4.3	—	—	4.3

	4.3	3.9	791.4	799.6

Financial risk management

The multi-national nature of the Group’s operations and their financing exposes it to a variety of financial risks. The principal risks that the Group is exposed to are capital risk, foreign currency exchange rate risk, interest rate risk and liquidity risk. The Group’s policies with respect to managing those risks in both the current and prior year are set out below. The Group does not undertake any speculative trading in financial instruments.

The Group’s treasury function (Group Treasury) provides a centralised service to the Group for funding and foreign exchange management. Group Treasury operates within policies and procedures that are formally approved by the Board, which include strict controls on the use of financial instruments in managing the Group’s risks. The policies provide written principles on net debt management, currency mix of debt, central funding liquidity, interest rate risk, foreign currency risk, bonds and guarantees, and cash investment and counterparty limits. Compliance with key policies and exposure limits is reviewed by internal audit on a regular basis.

Capital risk management

The Group’s policy on capital structure is to keep the ratio of net debt to earnings before interest, tax, depreciation and amortisation below a target level as set by the Board. The Board also sets the dividend policy and reviews uses of cash and currency mix of debt to ensure that the capital structure (leverage) ratio remains within the target and thereby comfortably below the financial covenants contained within the Group’s debt facilities. The Group was in compliance with all debt covenants at each reporting period end. The Group calculates net debt as described in Note 24. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt.

Foreign exchange risk

The Group has operations in many countries worldwide, exposing the Group to foreign exchange risk on the translation of the statement of comprehensive income and statement of financial position of foreign operations into pounds sterling. Operations are also subject to foreign exchange risk from committed transactions denominated in currencies other than their functional currency and, once recognised, the revaluation of foreign currency denominated assets and liabilities.

The translation of the statement of financial positions of overseas operations has been partially hedged by managing the currency mix of the Group’s borrowings. The Group used euro and Swedish krona borrowings to hedge the statement of financial position translation of operations with the euro and Swedish krona as their functional currency. The Group does not hedge the foreign exchange risk relating to the translation of the statement of comprehensive incomes of overseas operations.

To mitigate foreign exchange risk arising from transactions denominated in currencies other than an entity’s functional currency, assets and liabilities not denominated in the functional currencies are hedged economically by means of forward contracts. The Group has not applied hedge accounting to these contracts. The Group’s Treasury Risk Management Policy requires all companies in the Group to hedge their material assets and liability exposures in full by using forward contracts. Additionally, where material, the Group hedges its contracted future project cash flows in foreign currencies by using forward contracts. Group Treasury is the only function in the Group allowed to transact external foreign exchange contracts with banks. To ensure compliance with the above policy, subsidiaries use Group Treasury as an internal bank, hedging their material foreign exchange exposures on an inter-Company basis. These exposures are then aggregated and netted in Group Treasury and the overall position hedged externally.

Logica plc results for the year ended 31 Decembre 2011

26. Financial instruments (continued)

The foreign exchange exposures for the most significant foreign currencies reported to Group Treasury and the related hedging of those exposures against pounds sterling at 31 December were as follows:

	2011
	€’m	US$’m	SEK’m
Reported exposure	(173.1)	60.2	1,848.7
Forward contracts	173.1	(60.2)	(1,848.7)

	2010
	€’m	US$’m	SEK’m
Reported exposure	(182.5)	43.0	2,128.6
Forward contracts	182.5	(43.0)	(2,128.6)

Positive amounts represented an asset or a forward purchase, whereas negative amounts represented a liability or forward sale.

At 31 December 2011, if the euro, US dollar and Swedish krona had strengthened by 10% against pounds sterling with all other variables held constant, post-tax profit and equity for the year would have been lower as follows:

	2011		2010
Project forward contracts	Profit and loss £’m	Equity £’m	Profit and loss £’m	Equity £’m
Euro	(2.1)	(10.8)	(1.1)	(9.1)
US dollar	(0.2)	—	(0.2)	—
Swedish krona	—	(4.7)	—	(12.3)

If these currencies had weakened by 10%, the opposite would be true. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three to five-year timeframe.

The movement in post-tax profit is as a result of foreign exchange gains/losses on translation of US dollar, euro and Swedish krona denominated derivatives used to hedge contracted project future cash flows.

The movement on equity is mainly as a result of foreign exchange losses/gains on translation of borrowings and derivatives designated as net investment hedges.

The above impact on equity of movements in exchange rates does not include the change in value of underlying investments denominated in foreign currency which are being hedged.

Interest rate risk

The Group’s policy is to fund its operations through a mixture of retained earnings, equity and debt. Careful consideration is given to the appropriate split of debt and equity to ensure acceptable levels of liquidity and interest rate risk. Interest rate risk is then further managed by hedging a portion of the Group’s floating rate borrowings at fixed rates of interest. At 31 December 2011, the Group had £120.3 million (2010: £222.0 million) of fixed rate borrowings out of total borrowings of £411.2 million (2010: £336.6 million).

The Group has a series of cross-currency swaps where it will receive fixed rate interest on $235 million and pay floating rate interest on €164.7 million. The cross-currency swaps have been bifurcated into:

•	a receive fixed rate interest on $235 million and pay floating rate interest on £142.8 million floating rate cross-currency swap designated as a fair value hedge; and
•	a receive floating rate interest on £142.8 million and pay floating rate interest on €164.7 million cross-currency swap designated as a cash flow hedge.

The Group also entered into an interest rate swap where it receives fixed rate interest on €20 million and pays floating rate interest on €20 million designated as a cash flow hedge.

If interest rates on floating rate euro, Swedish krona and pounds sterling denominated borrowings had been 50 basis points higher during the years ended 31 December 2011 and 2010, with all other variables held constant, post-tax profit would have been lower as a result of higher interest expense on those borrowings, as follows:

Borrowings	2011 £’m	2010 £’m
Euro	1.0	2.0
Pound sterling	0.3	0.1
US dollar	0.4	—

Logica plc results for the year ended 31 Decembre 2011

26.	Financial instruments (continued)

Liquidity risk

The Group’s policy is to maintain sufficient headroom to meet its foreseeable financing requirements. Substantial committed facilities are maintained with a syndicate of leading international banks and private placement debt holders. At 31 December 2011, the Group had available committed debt facilities of £822.7 million (2010: £713.1 million) of which £354.8 million (2010: £306.6 million) had been drawn down, giving a headroom of £467.9 million (2010: £406.5 million). The highest amount drawn down on these facilities during 2011 was £587.1 million (2010: £554.8 million).

The table below analyses the Group’s financial liabilities and net-settled derivative financial instruments into relevant maturity groupings based on the remaining period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which are not included in the carrying amount of the financial liability in the statement of financial position. Except for bank loans, private placement debt notes and finance lease obligations, balances due within year equal their carrying balances as the impact of discounting is not significant.

	2011
	On demand or within one year £’m	Between one and two years £’m	Between two and five years £’m	Over five years £’m	Adjustment £’m	Total £’m
Bank overdrafts	(33.0)	—	—	—	—	(33.0)
Bank loans	(3.5)	(32.3)	(44.2)		8.0	(72.0)
Private placement debt notes	(8.5)	(8.5)	(58.6)	(328.0)	106.3	(297.3)
Finance lease obligations	(1.6)	(1.7)			0.2	(3.1)
Other borrowings	(0.8)	(0.6)	(0.3)	(4.1)		(5.8)

	(47.4)	(43.1)	(103.1)	(332.1)	114.5	(411.2)
Trade and other payables excluding derivative financial instruments, and social security and other taxes	(852.4)	—	—	—	—	(852.4)

	(899.8)	(43.1)	(103.1)	(332.1)	114.5	(1,263.6)

	2010
	On demand or within one year £’m	Between one and two years £’m	Between two and five years £’m	Over five years £’m	Adjustment £’m	Total £’m
Bank overdrafts	(25.8)	—	—	—	—	(25.8)
Bank loans	(180.9)	(0.8)	(45.3)	—	10.7	(216.3)
Private placement debt notes	(4.5)	(4.5)	(29.1)	(84.3)	33.7	(88.7)
Finance lease obligations	(3.0)	(1.3)	(0.4)	—	0.5	(4.2)
Other borrowings	(0.6)	(0.6)	(0.4)	—	—	(1.6)

	(214.8)	(7.2)	(75.2)	(84.3)	44.9	(336.6)
Trade and other payables excluding derivative financial instruments, and social security and other taxes	(848.0)	—	—	—	—	(848.0)

	(1,062.8)	(7.2)	(75.2)	(84.3)	44.9	(1,184.6)

Financial instruments: fair value measurement

The Group’s disclosure of fair value measurement by level is based on the following hierarchy:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•	input other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as price) or indirectly (that is, derived from prices) (level 2); and

•	inputs from the assets or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at the end of the reporting period, the Group had only level 2 financial instruments that are measured at fair value.

Logica plc results for the year ended 31 Decembre 2011

26.	Financial instruments (continued)

The following table shows the value and type of derivative financial instruments that are measured at fair value at 31 December 2011. These are recognised as separate assets and liabilities in the statement of financial position in trade and other receivables and trade and other payables at 31 December:

	2011 £’m	2010 £’m
Assets:

Fair value hedges
- bifurcated cross currency swaps	25.7	—
- interest rate swaps	0.9	—
Cash flow hedges
- bifurcated cross currency swaps	1.0	—
Net investment hedges
- forward foreign exchange contracts	0.8	—
Held for trading
- forward foreign exchange contracts	2.7	8.7

Total assets	31.1	8.7

Liabilities:

Cash flow hedges
- bifurcated cross currency swaps	4.3	—
- interest rate swaps	—	0.2
Net investment hedges
- forward foreign exchange contracts	0.3	3.7
Held for trading
- forward foreign exchange contracts	5.7	4.3

Total liabilities	10.3	8.2

Net assets	20.8	0.5

Current
- assets	3.5	8.7
- liabilities	(6.0)	(8.2)
Non-current
- assets	27.6	—
- liabilities	(4.3)	—

	20.8	0.5

- in respect of net debt	26.6	—
- other	(5.8)	0.5

Net assets	20.8	0.5

Valuation techniques used to value financial instruments are as follows:

•

the fair value of cross currency swaps is determined based on market data (primarily yield curves and exchange rates) to calculate the present value of all estimated flows associated with each instrument;

•	the fair value of interest rate swaps is determined from dealer quotes of the instruments; and

•	the fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of the reporting period.

The principal currencies of forward foreign exchange contracts outstanding at 31 December 2011 were the euro, Swedish krona and the US dollar. The notional amounts outstanding at that date were €192.7 million (buying) (2010: €193.4 million (net buying)), SEK 1,850.5 million (selling) (2010: SEK 2,156.3 million (net selling)) and $58.7 million (selling) (2010: $45.7 million (selling)).

Hedges of net investments in foreign operations

On 1 January 2011, the Group had euro and Swedish krona borrowings which it has designated as a hedge of the net investment in its subsidiaries in Eurozone countries and Sweden. At 31 December 2011 the designated borrowings comprised SEK500 million and €24 million forward contracts, €50 million bilateral term loan debt and €56.2 million of private placement debt. The fair value of the designated euro borrowings at 31 December 2011 was a liability of £88.5 million (2010: £90.8 million), of the euro forward contracts was an asset of £0.8 million (2010: £nil) and that of the Swedish krona forward contracts was a liability of £0.3 million (2010: liability of £3.7 million).

The foreign exchange loss of £0.6 million relating to these borrowings in the year ended 31 December 2011 (2010: £4.0 million loss) has been recognised directly in the translation reserve. There was no hedging ineffectiveness recognised in the statement of comprehensive income in the year ended 31 December 2011 (2010: £nil). The foreign exchange loss was offset by the decline in value in pounds sterling terms, of the Group’s net assets in Eurozone countries and Sweden.

Logica plc results for the year ended 31 Decembre 2011

27.	Provisions

	Vacant properties £’m	Restructuring £’m	Other £’m	Total £’m
At 1 January 2011	31.9	16.4	18.2	66.5
Charged to the statement of comprehensive income	15.5	96.1	3.4	115.0
Utilised in the year	(8.2)	(28.8)	(3.5)	(40.5)
Unused amounts reversed	(2.7)	—	(1.1)	(3.8)
Unwinding of discount	1.3	—	—	1.3
Exchange differences	—	(0.1)	(0.7)	(0.8)

At 31 December 2011	37.8	83.6	16.3	137.7

Analysed as:
Current liabilities				90.0
Non-current liabilities				47.7

				137.7

Vacant properties

At 31 December 2011, provisions for vacant properties represented residual lease commitments, together with associated outgoings, for the remaining period on certain property leases, after taking into account sub-tenant arrangements. The property costs provided for are mainly related to properties located mainly in the UK, Netherlands, Sweden, and Australia. At 31 December 2011, non-current vacant property provisions amounted to £25.0 million (2010: £23.4 million) of which £10.2 million was payable between one and two years, £10.9 million between two and five years, and the balance thereafter. Of the amount charged to the statement of comprehensive income, £13.0 million related to the property rationalisations announced on 14 December 2011, and is included in property costs (Note 6).

Restructuring

At 31 December 2011, the restructuring provision mainly related to the restructuring of the businesses announced on 14 December 2011. The restructuring programme comprised property rationalisation, a reduction in headcount and other measures to reduce the cost base. £80.4 million of the amount charged to the statement of comprehensive income related to the 14 December 2011 accelerated restructuring (Note 6). Where appropriate, provisions arising from the property rationalisation are categorised as vacant property. At 31 December 2011, £73.2 million of the restructuring provision was payable within one year, with the remaining balance payable between one and two years.

Other

At 31 December 2011, the other provisions related to the value of legal claims. At 31 December 2011, £4.0 million of the other provision was payable within one year, with the remaining balance payable between two and five years.

28.	Deferred tax

	Property, plant and equipment £’m	Intangible assets £’m	Retirement benefits £’m	Tax losses £’m	Other £’m	Total £’m
At 1 January 2010	7.2	(50.0)	9.4	28.0	4.9	(0.5)
(Charge)/credit to profit or loss for the year	1.3	16.2	(0.8)	(8.9)	1.6	9.4
Credit to equity	—	—	0.6	—	—	0.6
Acquisition of subsidiaries	—	—	—	—	(0.1)	(0.1)
Exchange differences	0.2	(1.4)	0.2	0.7	0.1	(0.2)

At 1 January 2011	8.7	(35.2)	9.4	19.8	6.5	9.2
(Charge)/credit to profit or loss for the year	(1.7)	12.1	(1.4)	26.5	5.0	40.5
Charge to equity	—	—	(7.3)	—	—	(7.3)
Acquisition of subsidiaries	—	(3.4)	—	—	(0.7)	(4.1)
Exchange differences	(0.2)	0.8	(0.2)	(0.4)	(0.3)	(0.3)

At 31 December 2011	6.8	(25.7)	0.5	45.9	10.5	38.0

Deferred tax assets and liabilities are offset where there is a legally enforceable right of offset and the Group intends to settle the balances on a net basis. An analysis of the deferred tax balances for financial reporting purposes is shown in the table below:

	2011 £’m	2010 £’m
Deferred tax assets	84.0	70.3
Deferred tax liabilities	(46.0)	(61.1)

	38.0	9.2

The Group has estimated that £30.9 million of the deferred tax assets of £84.0 million at 31 December 2011 will be recoverable within 12 months.

Logica plc results for the year ended 31 Decembre 2011

28.	Deferred tax (continued)

Deferred tax assets of £7.3 million (2010: £0.6 million) relating to retirement benefit schemes were recognised directly in other comprehensive income.

At 31 December 2011, the Group had unused tax losses of £178.1 million (2010: £228.3 million) available for offset against future taxable profits for which no deferred tax asset had been recognised. At 31 December 2011, £5.5 million (2010: £57.8 million) of the unused losses are subject to time expiry rules and will expire in full on or before 31 December 2019 (2010: 31 December 2019).

No deferred tax liability was recognised in respect of the unremitted earnings of overseas subsidiaries and associates as the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The Group has estimated that tax of £16.9 million (2010: £11.6 million) would arise in respect of remitting all earnings of overseas subsidiaries to the UK to the extent legally possible.

The UK main corporation tax rate decrease to 26%, effective 1 April 2011, was substantively enacted on 29 March 2011. A further decrease to 25%, effective from 1 April 2012, was substantively enacted on 5 July 2011. As a result of these changes the relevant deferred tax balances have been re-measured. The effects on the results for the year ended 31 December 2011 is an additional tax charge of £0.7 million.

29.	Share capital

	2011		2010
Allotted, called-up and fully paid	Number	£’m	Number	£’m
At 1 January	1,601,941,495	160.2	1,600,615,806	160.0
Allotted under share plans	10,032,071	1.0	1,325,689	0.2

At 31 December	1,611,973,566	161.2	1,601,941,495	160.2

The Company has one class of issued share capital, comprising ordinary shares of 10p each. Subject to the Company’s Articles of Association and applicable law, the Company’s ordinary shares confer on the holder: the right to receive notice of and vote at general meetings of the Company; the right to receive any surplus assets on a winding-up of the Company; and an entitlement to receive any dividend declared on ordinary shares.

30.	Share premium

	2011 £’m	2010 £’m
At 1 January	1,107.4	1,107.1
Premium on shares allotted under share plans	3.2	0.3

At 31 December	1,110.6	1,107.4

31.	Other reserves

	Treasury Shares £’m	Translation reserve £’m	Capital redemption reserve £’m	Merger reserve £’m	Other £’m	Total £’m
At 1 January 2010	(35.1)	368.7	8.4	620.7	(1.5)	961.2
Exchange differences	—	12.2	—	—	(0.8)	11.4

At 1 January 2011	(35.1)	380.9	8.4	620.7	(2.3)	972.6
Cash flow hedges	—	—	—	—	(3.2)	(3.2)
Exchange differences	—	(53.5)	—	—	(0.5)	(54.0)

At 31 December 2011	(35.1)	327.4	8.4	620.7	(6.0)	915.4

Treasury shares

The Group holds shares in the Logica ESOP Trust for the benefit of Logica employees. The Trust purchases the Company’s shares in the market for use in connection with the Group’s employee share plans. As at the year end, the Treasury Shares reserve related solely to shares purchased and disposed of by the Trust, and would be deducted in determining the amount the Company had available for distribution at that date.

At 31 December 2011, the Trust owned 10,910,510 ordinary shares (2010: 11,807,522) with a nominal value of £1.1 million (2010: £1.2 million). The trustees of the Logica ESOP Trust have agreed to waive the right to future dividends on ordinary shares held by the Trust except for a nominal amount. At 31 December 2011 and 2010, the nominal amount payable to the Trust was 0.001 pence per share.

Logica plc results for the year ended 31 Decembre 2011

31.	Other reserves (continued)

Translation reserve

The translation reserve represented the accumulated exchange differences arising from the following sources:

•	the impact of the translation of the statement of comprehensive income and net assets of subsidiaries with a functional currency other than pounds sterling;

•	exchange differences recycled on disposal of foreign operations;

•

exchange differences arising on the translation of net investments in a foreign operation where any subsidiary of the Group may have a receivable from or a payable to a foreign operation and settlement is neither planned nor likely; and

•	exchange differences arising on hedging instruments that are designated hedges of a net investment in foreign operations, net of tax where applicable.

Capital redemption reserve

The capital redemption reserve is a non-distributable reserve and contained the nominal value of the shares re-purchased and cancelled.

Merger reserve

The merger reserve represented the excess of the fair value over the nominal value of shares issued by the Company to acquire at least 90% equity interest in an acquiree company. A purchaser company acquiring at least 90% equity interest in an acquiree Company under an arrangement, which provides for the allotment of equity shares by the purchaser in return for the equity interest in the acquiree must apply Section 612 of the Companies Act 2006. When applicable, the section required that the premium on the issue of equity shares by the purchaser company be disregarded. Accordingly, the Company did not record a premium on the shares issued but recognised a merger reserve in the consolidated statement of financial position.

32.	Non-controlling interests

	2011 £’m	2010 £’m
At 1 January	0.1	0.1
Repurchase of non-controlling interests	(0.1)	—

At 31 December	—	0.1

33.	Reconciliation of operating profit to cash generated from operations

	2011 £’m	2010 £’m
Operating profit from operations	54.5	210.6

Adjustments for:
Share-based payment expense	7.0	12.1
Depreciation of property, plant and equipment	46.6	42.7
Loss on disposal of non-current assets	0.8	2.5
Net movement in provision for impairment of trade receivables	(0.3)	—
Loss on sale of subsidiaries and disposed of/held-for-sale businesses	—	1.7
Unrealised foreign exchange differences	(2.8)	—
Government grant income	(2.6)	—
Amortisation of intangible assets	72.8	74.9
Non-cash element of expense for defined benefit plans	(17.6)	(7.1)

	103.9	126.8

Net movements in provisions	70.7	(52.7)

Movements in working capital:
Financial assets	—	(0.1)
Inventories	0.2	0.1
Trade and other receivables	(27.7)	(116.1)
Trade and other payables	3.7	59.9

	(23.8)	(56.2)

Cash generated from operations	205.3	228.5
Add back: Cash outflow related to restructuring and integration activities	18.4	36.8
Add back: Cash outflow related to business acquired/disposed of	2.7	4.8

Net cash inflow from trading operations	226.4	270.1

Logica plc results for the year ended 31 Decembre 2011

34.	Acquisitions

On 24 May 2011 Logica acquired Grupo Gesfor S.A. (Gesfor), a privately held Spanish consulting and professional services business. Gesfor has around 1,200 employees and operations in Spain and across Latin America. Gesfor had combined revenues of €64 million for the year ended 31 December 2010. Logica invested €23.4 million (£20.4 million) in cash to acquire these businesses and recognised goodwill of €15.7 million (£13.6 million). A further payment of up to €7.5 million will be payable in 2013 depending on future business performance. If it is payable, it will be part of net operating costs.

Full IFRS 3 “Business combinations” disclosures have not been added on the grounds of materiality.

35.	Share-based payment

Equity-settled share-based payment arrangements

The Group operates the following equity-settled share-based payment arrangements: the Restricted Stock Award (RSA), the Restricted Share Plan (RSP), the Logica Partners Incentive Plan (PIP), the Logica Partners Performance Multiplier Plan (PPMP), the Long Term Incentive Plan (LTIP), the Sharesave Plans (International and UK approved) (SAYE), the Deferred Investment Share Plan (DISP), the Employee Share Match Plan (ESMP) and the Share Option Plan (SOP) and two further plans, the Executive Share Option Scheme (ESOS) and the Executive Equity Partnership Plan (ExEPP). Under the latter two plans, no further grants will be made as their ten-year award cycle has come to an end, but under which executives still have current awards. A summary of the main terms of the arrangements is given below, with particular reference to the terms of those grants for which a share-based payment expense has been recognised.

Restricted Stock Award

On commencement of employment, in compensation for forfeited incentives, Andy Green received a restricted share award of 2,110,967 ordinary shares to vest over a period of four consecutive years from commencement of employment. The number of shares that vest at each tranche will be increased by reference to dividends paid on shares between the grant date and the vesting date. The shares are released in tranches at the end of March in each of the four years and vest immediately provided he is still employed by the Group on the vesting date. The final tranche vested in March 2011.

Restricted Share Plan

The Restricted Share Plan is used to reward executives below Board level, for new hires and for retention purposes. Prior to 2010 Logica made one-off awards (for recruitment and/or retention) on a bespoke basis without having an underlying framework set of rules to support them. The RSP is used in connection with the recruitment of senior employees where it is sometimes necessary to compensate for the value of share-based awards forfeited on cessation of employment with previous employers and/or to offer a joining grant or to support the retention of critical employees (with awards being satisfied by market purchase shares).

Partners Incentive Plan

The PIP is a discretionary benefit offered by the Group for the benefit of its senior employees. This plan has largely replaced the LTIP. The value of the award is based on an ‘annual pool’ determined by reference to profit performance. Selected employees (‘Partners’) are awarded point allocations in connection with a ‘pool year’, these points are then converted into conditional awards of deferred ‘free’ shares following the determination of the annual pool. The annual pool is determined by the level of profit before tax achieved. The conditional awards vest three years from grant subject to continued employment but are not subject to performance conditions. The PIP rewards service in the year prior to grant as the ‘pool year’ on which the awards are based precedes the year of grant. A share-based payment charge is recognised from the start of the ‘pool year’ rather than from date of grant.

Partners Performance Multiplier Plan

The PPMP is also a discretionary benefit offered by the Group to its most senior employees. The PPMP has the potential to reward the most senior employees with an additional award of up to twice the number of deferred shares awarded under the PIP. PPMP awards will ordinarily vest at the same time as the deferred share awards granted under the PIP (i.e. three years from grant/4.25 years from commencement of service condition and the ‘pool year’) subject to continued employment and to the extent that the performance conditions attached to the awards have been achieved. The PPMP is conditional on a measure of EPS performance for grants prior to 2010, but subsequent grants are conditional on Adjusted Profit Before Tax (APBT) per share performance. The PPMP rewards service in the year prior to grant as the ‘pool year’ on which the awards are based precedes the year of grant. A share-based payment charge is recognised from the start of the ‘pool year’ rather than from date of grant.

Long Term Incentive Plan

The LTIP is a discretionary benefit offered by the Group for the benefit of its senior employees, as well as to staff with high potential or to recognise significant achievements. An award under the LTIP may be granted as a conditional allocation, a nil (or nominal) cost option with a short exercise window or as forfeitable shares. Cash-based awards of an equivalent value to share-based awards may also be granted or cash-based payments may be used to satisfy an award originally made in shares (either in whole or part), although the Remuneration Committee does not currently intend to do so. The maximum market value of ordinary shares in the Company subject to LTIP awards granted to any employee in any financial year will not exceed 200% of that employee’s base salary. The intention initially is not to exceed 150% of salary.

Logica plc results for the year ended 31 Decembre 2011

35.	Share-based payment (continued)

For awards prior to 2010, the performance condition attached to one half of an award requires annual earnings per share growth to exceed the growth in the Retail Price Index by between 3% and 7% per annum over three financial years for between 30% and 100% of this half of the award to vest (i.e. between 15% and 50% of the total award). The performance condition attached to the other half of an award measures the Total Shareholder Return performance (TSR) of Logica over a single three-year performance period against a number of other companies. 30% of this half of the award will vest if the Company is ranked in the median at the end of the performance period, with 100% of this half of the award vesting if Logica is at or above the upper quartile. For grants made in 2010 there is no requirement to exceed RPI. For grants made from 2010 the EPS measure has been replaced by a measure based on APBT growth per share. From 2010 onwards the TSR comparator Group is the entire FTSE 350 excluding investment trusts and financial service companies. The Remuneration Committee intends to review the performance conditions each year to ensure that they remain suitable and reflect the ongoing market.

Sharesave Plans

The Group operates UK and International savings-related share option plans under which employees agree to save a fixed monthly sum for a three year period. The price at which share options are granted is the average mid-market price of a Logica share on five business days prior to the invitation to apply to join the plan to which a discount of 20% has been applied. The aggregate exercise price payable is equal to the expected proceeds on maturity of the savings contract. Share options may be exercised six months following the vesting date. There are no performance conditions attached to Sharesave Plans.

Employee Share Match Plan/Deferred Investment Share Plan

The Group operates an equity participation plan for Executive Directors and EC Members, the Deferred Investment Share Plan (DISP), this was formerly known as the Executive Equity Participation Plan (ExEPP 2006). In certain countries the Group also operates an equity partnership plan open to all employees (the ESMP), this was formerly known as the Employee Equity Partnership Plan (EmEPP). The terms of both plans are similar. Under the equity share match plans, employees make an investment in the Company’s shares, subject to financial limits, which must be maintained over a three-year vesting period. Shares will vest under the DISP if a performance condition is met and under the DISP and ESMP if the participant is still employed at the vesting date.

Under the DISP, Executive Directors and EC Members, in any one year, are required to invest a minimum of their gross bonus, and may invest in shares up to a maximum of 25% of gross bonus paid. These lodged shares will be matched on a 1:1 basis (the Matching Award). Matching Award shares will be released as soon as practicable after the third anniversary of the award, subject to the stretching performance conditions having been met. The performance conditions in respect of the DISP have the same criteria as the Company’s LTIP performance conditions described above.

Awards made since 2008 under the ESMP do not carry a performance condition. Awards of a matching number of shares are made at nil cost to employees and are exercisable for up to a maximum of seven years after the vesting date, after which the award will lapse.

Although no further awards will be made under the ExEPP there remain outstanding awards which have yet to be exercised. This plan was operated for senior executives as an equity-based investment plan subject to financial limits and the investment being maintained over a three-year vesting period. Vesting will occur for those executives employed at the vesting date subject to a performance condition based on growth in the Group’s earnings per share exceeding the growth in the Retail Price Index by between 3% and 7% per annum. The exercise period for the ExEPP runs for seven years from the maturity date.

Share Option Plan

At the Company’s AGM in 2006 shareholders approved the implementation of the Share Option Plan, formerly known as the Executive Share Option Plan 2006 (ESOP 2006). This plan was introduced to allow awards to be made to senior executives working in jurisdictions where it would be inappropriate to make an award under the LTIP. It is anticipated that performance conditions attached to any SOP awards will have the same criteria as the LTIP noted above. As yet, no awards have been made under this plan.

Executive Share Option Scheme

No new option grants will be made under the ESOS, although options made under previous grants to senior executives and managers across the Group remain outstanding. Options are normally exercisable between three and 10 years following grant, provided that a performance condition, specified at the date of grant, has been satisfied. Typically, growth in the Group’s earnings per share over the relevant three-year performance period is required to exceed the growth in the Retail Prices Index by at least 21% for the performance condition to be met.

ESOS option grants prior to 2005 have a maximum seven-year exercise period, while the exercise period for option grants in 2005 and 2006 is four years. All ESOS awards have vested.

The exercise price of ESOS options is generally at least equal to the closing mid-market price of the Company’s shares on the date of grant, although the pricing mechanism varies slightly for grants to French employees.

US Stock Purchase Plan

US-based employees are eligible to participate in a tax-favourable share purchase plan. They may save up to a maximum of $2,000 per annum, the savings being used to buy shares at quarterly intervals. Logica North America contributes an additional 15% to the amount saved per employee. US-based employees are not eligible to participate in the Sharesave Plans or the ESMP.

Logica plc results for the year ended 31 Decembre 2011

35.	Share-based payment (continued)

Insight (formerly Unilog plan)

Managers in France who are eligible to participate in the Insight fund may annually choose to invest all or part of their bonus into this fund. Logica France contributes 50% of the bonus invested by the employee to a maximum of €4,000 per annum. The Insight fund currently invests 100% of its capital in Logica shares and is managed by an external fund manager appointed by Logica France.

French Savings Plan

A Plan d’Epargne d’Enterprise (P.E.E) is operated for those employees in France not covered by the Insight plan above. There is a maximum individual investment amount per year, to which Logica adds an amount equivalent to the amount of employer social charges saved. The funds are invested for a period of five years and are exempt from tax. The funds are managed by CIC Bank and are invested in shares.

A reconciliation of the movement in the number of share options and share awards outstanding is shown below:

	2011 Group			2011 Company
	Share options		Share awards	Share options		Share awards
	Number of shares	Weighted average exercise price £	Number of shares	Number of shares	Weighted average exercise price £	Number of shares
Outstanding at 1 January	36,024,127	1.13	39,715,824	1,068,233	1.75	6,926,813
Provisional award*	—	—	(8,772,354)	—	—	(1,441,231)
Granted	3,017,965	1.14	15,118,415	2,850	1.14	2,620,581
Provisional award*	—	—	13,100,509	—	—	2,205,210
Transfers in	—	—	—	85,327	1.59	213,145
Exercised	(4,124,122)	0.88	(6,773,226)	(3,840)	0.90	(1,118,764)
Forfeited	(632,884)	0.91	(2,744,841)	—	—	—
Expired	(5,276,115)	1.72	(1,952,701)	(26,594)	5.25	(749,999)

Outstanding at 31 December	29,008,971	1.06	47,691,626	1,125,976	1.66	8,655,755

Exercisable at 31 December	10,995,379	1.66	346,395	1,109,257	1.67	557

	2010 Group			2010 Company
	Share options		Share awards	Share options		Share awards
	Number of shares	Weighted average exercise price £	Number of shares	Number of shares	Weighted average exercise price £	Number of shares
Outstanding at 1 January	36,032,002	1.02	32,065,950	1,078,433	1.99	6,105,106
Provisional award*	—	—	(1,148,850)	—	—	(257,816)
Granted	5,527,609	0.96	6,860,624	3,025	0.96	909,058
Provisional award*	—	—	8,772,354	—	—	1,441,231
Transfers out	—	—	—	3,840	0.90	354
Exercised	(355,187)	0.86	(2,042,708)	—	—	(816,263)
Forfeited	(1,134,795)	1.03	(1,367,915)	—	—	—
Expired	(4,045,502)	2.63	(3,423,631)	(17,065)	16.26	(454,857)

Outstanding at 31 December	36,024,127	1.13	39,715,824	1,068,233	1.75	6,926,813

Exercisable at 31 December	13,457,254	1.81	262,848	1,046,684	1.78	203

*	Provisional awards were included in 2011 and 2010. These awards have service conditions relating to 2011 and 2010 but the grants do not take place until the year following the commencement of the service condition. As a result there is a share-based payment charge during the year of service and prior to grant. In the above analysis these provisional awards are reflected in the year of service and are reversed in the year they are replaced by the actual grant.

The weighted average share price at the date of exercise of share options exercised during the year ended 31 December 2011 was £1.26 (2010: £1.24).

Logica plc results for the year ended 31 Decembre 2011

35.	Share-based payment (continued)

The Group table shows share options and awards to employees of Logica plc (the Company) and its subsidiaries. The Company table shows options and awards to employees of the Company only. The exercise price and remaining contractual life of share options outstanding at the end of the reporting period was as follows:

	2011 Group			2011 Company
Range of exercise prices	Weighted average exercise price £	Weighted average remaining contractual life years	Number of shares	Weighted average exercise price £	Weighted average remaining contractual life years	Number of shares
Less than £1.00	0.67	1.11	15,097,838	0.63	1.02	13,869
£1.00 to £1.99	1.43	1.09	12,108,454	1.36	0.49	770,797
£2.00 to £4.99	2.38	1.73	1,802,679	2.38	1.70	341,310

	1.06	1.14	29,008,971	1.66	0.86	1,125,976

	2010 Group			2010 Company
Range of exercise prices	Weighted average exercise price £	Weighted average remaining contractual life years	Number of shares	Weighted average exercise price £	Weighted average remaining contractual life years	Number of shares
Less than £1.00	0.73	1.78	22,562,042	0.73	1.58	21,549
£1.00 to £1.99	1.51	1.49	10,523,109	1.33	1.50	682,620
£2.00 to £4.99	2.38	2.72	2,589,965	2.38	2.70	341,310
£5.00 to £9.99	5.99	0.70	326,262	5.99	0.70	22,754
£10.00 or more	12.13	0.20	22,749	—	—	—

	1.13	1.75	36,024,127	1.75	1.87	1,068,233

The fair value of share options and share awards granted in the 2011 and 2010 financial years and the assumptions used in the calculation of their fair value on the date of grant were as follows:

2011
Share awards							Share options
Weighted average assumption	LTIP	ESMP	DISP	PPMP	PIP	RSP	SAYE
Share price on date of grant (£)	0.93	1.38	1.34	1.34	1.34	0.88	1.38
Exercise price (£)	—	—	—	—	—	—	1.14
Grants in year – Group	1,210,161	161,766	631,311	2,969,890	4,970,658	5,174,629	3,017,965
Grants in year – Company	659,642	281	261,253	844,074	422,037	433,294	2,850
Vesting period (years)	2.8	3.0	3.0	3.3	3.3	2.1	3.0
Expected volatility (%)	40.4	—	40.8	—	—	—	40.0
Expected life (years)	2.8	3.0	3.0	3.3	3.3	2.1	3.3
Risk-free rate (%)	0.9	—	1.4	—	—	—	1.5
Dividend yield (%)	4.2	3.0	3.2	3.2	3.2	4.8	3.0
Fair value per option/award (£)	0.72	1.26	1.03	1.21	1.21	0.79	0.42

Logica plc results for the year ended 31 Decembre 2011

35.	Share-based payment (continued)

2010
Share awards							Share options
Weighted average assumption	LTIP	ESMP	DISP	PPMP	PIP	RSP	SAYE
Share price on date of grant (£)	1.30	1.37	1.34	1.34	1.34	1.30	1.37
Exercise price (£)	—	—	—	—	—	—	0.96
Grants in year – Group	567,673	461,363	671,952	843,846	1,410,958	2,904,832	5,527,609
Grants in year – Company	247,673	—	306,158	236,818	118,409	—	3,025
Vesting period (years)	3.0	3.0	3.0	3.3	3.3	2.8	3.0
Expected volatility (%)	43.4	—	43.8	—	—	—	42.8
Expected life (years)	3.0	3.0	3.0	3.3	3.3	2.8	3.3
Risk-free rate (%)	1.8	—	2.5	—	—	—	1.9
Dividend yield (%)	3.0	2.4	2.5	2.5	2.5	2.9	2.4
Fair value per option/award (£)	1.01	1.27	1.08	1.24	1.24	1.20	0.53

Provisional awards

The PIP and the PPMP both reward service in the periods prior to grant as the ‘pool year’ on which the awards are based precedes the year of grant. For 2011 and 2010 a share-based payment charge has been included for service from 1 January 2011 and 2010 respectively. As the grants do not occur until after the end of the reporting period these awards are included as provisional awards.

	2011		2010
Weighted average assumption	PPMP	PIP	PPMP	PIP
Share price on date of grant (£)	0.62	0.62	1.31	1.31
Provisional award – Group	4,990,209	8,110,300	3,047,797	5,724,557
Provisional award – Company	1,470,140	735,070	960,821	480,410
Vesting period (years)	4.25	4.25	4.25	4.25
Expected life (years)	4.25	4.25	4.25	4.25
Fair value per option/award (£)	0.57	0.57	1.22	1.22

The fair values of LTIP and RSA grants were measured using a Monte Carlo simulation model and the fair value of Sharesave Plan options was measured using the Black-Scholes option pricing model. The fair values of share awards under the DISP, ESMP, PPMP and PIP were measured at the market share price at the date of grant reduced for the present value of expected dividends over the vesting period, for which award holders have no entitlement. The fair values of the provisional share awards under the PIP and PPMP were measured as the market share price at 31 December 2011 and 2010 applying the same ratio of fair value to market price as used for the grants during 2011 and 2010.

Expected volatility was determined using the historical volatility of the Company’s share price over a period commensurate with the expected life of the share option. The period from 1 July 1999 to 30 June 2001 was excluded as management believe it represented a period of high share price volatility which is unlikely to be repeated in the future.

Share awards under the DISP, ESMP, PPMP and PIP are assumed to be exercised on the vesting date. Sharesave options are assumed to be exercised three months after the vesting date, the mid-point of the contractual exercise period.

At the date of grant, it is assumed that performance conditions will be met in full. Adjustments are made subsequently to the number of shares expected to vest, to reflect updated assessments of whether performance conditions will be met and the final determination on the vesting date. The share-based payment expense also takes account of expected forfeiture from the end of the reporting period to the end of the vesting period following cessation of employment. A weighted average forfeiture rate of 8% per annum was assumed for calculating the share-based payment expense for the year ended 31 December 2011 (2010: 9%).

For exercises prior to the vesting date, the additional expense between the calculation date and the vesting date is immediately charged to the statement of comprehensive income.

Logica plc results for the year ended 31 Decembre 2011

35.	Share-based payment (continued)

The Group and the Company recognised a total expense in respect of equity-settled share-based payment arrangements of £9.2 million and £1.4 million (2010: £9.4 million and £1.3 million) respectively.

Cash-settled share-based payment arrangements

As part of the PIP and RSP plans employees receive a cash amount on vesting equivalent to the dividends that would have been paid during the vesting period. These dividend equivalents are treated as cash-settled share-based payment arrangements for accounting purposes. Social security obligations arising on share option and share award plans are also treated as cash-settled share-based payment arrangements for accounting purposes.

For the Group, the liability for cash-settled share-based social security payments and dividend equivalents at 31 December 2011 was £3.7 million (2010: £5.8 million). The movement in the liability resulted in an income for the year ended 31 December 2011 of £2.2 million (2010: charge £2.7 million).

For the Company, the liability for cash-settled share-based social security payments and dividend equivalents at 31 December 2011 was £0.4 million (2010: £0.8 million). The movement in the liability resulted in income for the year ended 31 December 2011 of £0.4 million (2010: charge £0.3 million).

36.	Retirement benefit schemes

Defined contribution schemes

The Group operates a number of voluntary pension schemes of the defined contribution type in the UK and overseas, under which contributions are paid by Group undertakings. In some countries, contributions are made into state pension schemes. The pension cost charge for defined contribution schemes amounted to £145.0 million (2010: £133.7 million).

In Sweden, the Group contributed to the Alecta SE pension scheme which is a defined benefit pension scheme. This pension scheme was classified as a defined contribution scheme as it is a multi-employer plan and sufficient information is not available to bifurcate the assets of the plan between the various employers. Any surplus or deficit in the plan will affect the amount of future contributions payable. Alecta used a collective funding ratio to determine the surplus or deficit in the pension scheme. The collective funding is the difference between Alecta’s assets and the commitments to the policyholders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. At 31 December 2011, Alecta’s collective funding ratio was 126% (2010: 167%). Contributions of SEK 199.6 million were made during the year (2010: SEK 201.0 million).

Defined benefit schemes

The Group operates defined benefit pension schemes primarily for the benefit of employees in the UK and the Netherlands, with smaller schemes in other European countries and the US. The larger schemes are funded schemes but there are unfunded schemes in France and Sweden. Defined benefit schemes are usually funded by contributions from the employing companies, and in some cases also employees, to meet the costs, at rates assessed by the actuary or insurer of each scheme, in regular funding reviews. The schemes’ assets are held in funds separate from those of the Group. Scheme benefits typically provide for a pension in retirement based on years of qualifying service and final pensionable salary.

The main schemes in the UK and the Netherlands are subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employer contributions which, together with the specified contributions payable by the employees and proceeds from the scheme’s assets, are expected to be sufficient to fund the benefits payable under the schemes. The results of the latest full actuarial valuations, for funding purposes, for the main schemes are set out below:

CMG Netherlands Scheme – last full actuarial valuation at 31 December 2010

The Scheme closed to new entrants on 1 July 1994. A full member by member actuarial valuation was carried out as at 31 December 2010. The valuation indicated a surplus of €43.5 million. Following a vote by members in March 2011 the scheme was closed to future salary accrual. The change was backdated to 1 January 2011. During 2011 the Group has had discussions with a number of third parties on reinsuring the pension obligations relating to this scheme and expects to conclude these discussions during 2012.

Logica Defined Benefit Pension Plan – last full actuarial valuation at 30 June 2008

Based on the assumptions adopted in the Statement of Funding Principles the Plan had a deficit of £1.25 million. The Group made a one-off deficit repair contribution of £1.6 million in September 2009.

LogicaCMG UK Pension and Life Assurance Scheme – last full actuarial valuation at 31 December 2009

A funding valuation was concluded during the reporting period which reported a deficit of £0.9 million. A recovery plan has been agreed to remove the deficit over a five year period from 1 January 2011 to 31 December 2015 by making annual payments of £0.2 million.

Logica plc results for the year ended 31 Decembre 2011

36.	Retirement benefit schemes (continued)

CMG UK Pension Scheme – last full actuarial valuation at 30 June 2010

The Scheme has been closed to new entrants since 2001 and was closed to accrual on 30 April 2010. A new funding valuation was concluded during the reporting period and based on the assumptions adopted in the Statement of Funding Principles the Scheme had a deficit of £47.3 million, the previous valuation had recorded a deficit of £23.0 million. The Group has agreed a revised recovery plan with the Trustees and will pay £7.2 million annually for a period of 5 years and 9 months from 1 July 2011 to 31 March 2017. As part of the funding valuation some of the assumptions have been changed to use the Consumer Prices Index (CPI) rather than the Retail Prices Index (RPI). The effect of this change has been to reduce the scheme liabilities by £29.0 million as at 31 December 2011. This change is reflected as part of the actuarial gain recognised within Other Comprehensive Income.

To meet the requirements of IAS 19, valuations for plan assets, reimbursement rights and defined benefit obligations were carried out at 31 December 2011 by qualified actuaries. The present value of the defined benefit obligation, and the related current and past service cost, were measured using the projected unit credit method.

The weighted average principal actuarial assumptions used at the end of the reporting period were as follows:

	UK schemes		Overseas schemes
	2011	2010	2011	2010
Discount rate (%)	4.9	5.4	4.7	5.1
Average life expectancy for 65–year-old male (years)	23	23	21	21
Average life expectancy for 65–year-old female (years)	25	25	24	24
Expected return on plan assets (%)	4.9	5.9	3.7	3.8
Expected return on reimbursement rights (%)	—	—	4.0	4.0
General salary increases (%)	3.0	3.5	2.0	2.3
Rate of increase of pensions in payment (%)	3.0	3.5	2.0	0.3
Inflation (%)	3.0	3.5	2.0	2.3

The Group’s principal defined benefit schemes are in the UK and in the Netherlands. In the Netherlands the mortality table used for the year ended 31 December 2011 was the GBM/V 2010-2060 tables + 1 year age rating (2010: 2000-2005 + 2 year age rating). In the UK the mortality assumption used was 110% PNMA00 (year of birth) with future improvements in line with the long cohort projections and a minimum rate of future improvement of 1% (2010: 110% PNXA00 (year of birth) with future improvements in line with the long cohort projections and a minimum rate of future improvement of 1%).

The amounts recognised in the statement of comprehensive income for defined benefit schemes were as follows:

	2011
	UK schemes £’m	Overseas schemes £’m	All schemes £’m
Current service cost	0.7	3.8	4.5
Past service cost	0.1	—	0.1
Curtailment gain	—	(10.5)	(10.5)
Interest cost	14.9	11.3	26.2
Expected return on plan assets	(12.6)	(10.0)	(22.6)
Expected return on reimbursement rights	—	(0.5)	(0.5)

	3.1	(5.9)	(2.8)

Presented as:
Employee benefits expense	0.8	(6.7)	(5.9)
Finance costs	2.3	0.8	3.1

	3.1	(5.9)	(2.8)

Logica plc results for the year ended 31 Decembre 2011

36.	Retirement benefit schemes (continued)

	2010
	UK schemes £’m	Overseas schemes £’m	All schemes £’m
Current service cost	2.8	6.7	9.5
Past service cost	0.1	—	0.1
Curtailment (gain)/loss	0.1	(0.2)	(0.1)
Interest cost	13.8	11.6	25.4
Expected return on plan assets	(13.2)	(9.2)	(22.4)
Expected return on reimbursement rights	—	(0.5)	(0.5)

	3.6	8.4	12.0

Presented as:
Employee benefits expense	3.0	6.5	9.5
Finance costs	0.6	1.9	2.5

	3.6	8.4	12.0

The actual return on plan assets for UK schemes was a £19.5 million gain (2010: £23.4 million) and for overseas schemes was a £29.7 million gain (2010: £27.7 million gain). The actual return on reimbursement rights for overseas schemes was a £0.5 million gain (2010: £0.1 million).

The amounts recognised in the statement of comprehensive income were as follows:

	2011
	UK schemes £’m	Overseas schemes £’m	All schemes £’m
Actuarial gains/(losses)	27.2	(0.5)	26.7

	2010
	UK schemes £’m	Overseas schemes £’m	All schemes £’m
Actuarial gains/(losses)	(14.4)	11.3	(3.1)

Actuarial gains and losses have been recognised in full in the statement of comprehensive income. The cumulative amount of actuarial gains/losses recognised through the statement of comprehensive income at 31 December 2011 was £13.4 million gain (2010: £13.3 million loss).

The amounts included in the statement of financial position in respect of the Group’s defined benefit schemes were as follows:

	2011
	UK schemes £’m	Overseas schemes £’m	All schemes £’m
Present value of defined benefit obligations	(268.2)	(250.0)	(518.2)
Fair value of scheme assets	255.0	245.8	500.8

Deficit in the schemes	(13.2)	(4.2)	(17.4)
Past service cost not yet recognised	—	0.1	0.1
Fair value of reimbursement rights	—	12.4	12.4

Net asset / (liability) recognised in the statement of financial position	(13.2)	8.3	(4.9)

Presented as:
Non-current financial assets	—	12.4	12.4
Retirement benefit assets	3.7	48.7	52.4
Retirement benefit liabilities	(16.9)	(52.8)	(69.7)

	(13.2)	8.3	(4.9)

Logica plc results for the year ended 31 Decembre 2011

36.	Retirement benefit schemes (continued)

	2010
	UK schemes £’m	Overseas schemes £’m	All schemes £’m
Present value of defined benefit obligations	(278.8)	(236.9)	(515.7)
Fair value of scheme assets	233.5	225.6	459.1

Deficit in the schemes	(45.3)	(11.3)	(56.6)
Past service cost not yet recognised	—	0.1	0.1
Fair value of reimbursement rights	—	12.1	12.1

Net asset/(liability) recognised in the statement of financial position	(45.3)	0.9	(44.4)

Presented as:
Financial assets	—	12.1	12.1
Retirement benefit assets	1.5	37.2	38.7
Retirement benefit liabilities	(46.8)	(48.4)	(95.2)

	(45.3)	0.9	(44.4)

Insurance policies taken out to fund retirement benefit schemes that do not qualify as plan assets are presented as reimbursement rights within non-current financial assets. Such policies fund pension schemes in Germany and a life assurance scheme in the US.

The following tables present a reconciliation of the movements in the defined benefit obligation between the beginning and end of the financial year, and an analysis of the defined benefit obligation between unfunded schemes and those schemes that are partly or wholly funded:

	2011
Defined benefit obligation	UK schemes £’m	Overseas schemes £’m	All schemes £’m
At 1 January	(278.8)	(236.9)	(515.7)
Current service cost	(0.7)	(3.8)	(4.5)
Past service cost	(0.1)	—	(0.1)
Curtailment gain	—	10.9	10.9
Interest cost	(14.9)	(11.3)	(26.2)
Contributions from scheme members	(0.1)	(0.4)	(0.5)
Actuarial gains/(losses)	20.3	(19.8)	0.5
Benefits paid	6.1	6.5	12.6
Transfers	—	(1.1)	(1.1)
Exchange differences	—	5.9	5.9

At 31 December	(268.2)	(250.0)	(518.2)

Defined benefit obligation of unfunded schemes	—	(19.9)	(19.9)
Defined benefit obligation of funded schemes	(268.2)	(230.1)	(498.3)

At 31 December	(268.2)	(250.0)	(518.2)

	2010
Defined benefit obligation	UK schemes £’m	Overseas schemes £’m	All schemes £’m
At 1 January 2010	(243.5)	(241.1)	(484.6)
Current service cost	(2.8)	(6.7)	(9.5)
Past service cost	(0.1)	—	(0.1)
Curtailment gain	(0.1)	0.2	0.1
Interest cost	(13.8)	(11.6)	(25.4)
Contributions from scheme members	(0.3)	(0.5)	(0.8)
Actuarial losses	(24.6)	(6.7)	(31.3)
Benefits paid	6.4	8.5	14.9
Plan dissolution	—	15.4	15.4
Exchange differences	—	5.6	5.6

At 31 December	(278.8)	(236.9)	(515.7)

Defined benefit obligation of unfunded schemes	—	(35.7)	(35.7)
Defined benefit obligation of funded schemes	(278.8)	(201.2)	(480.0)

At 31 December	(278.8)	(236.9)	(515.7)

Logica plc results for the year ended 31 Decembre 2011

36.	Retirement benefit schemes (continued)

The following tables present a reconciliation of the movements in plan assets and reimbursement rights between the beginning and end of the financial year:

	2011
Plan assets and reimbursement rights	UK schemes £’m	Overseas schemes £’m	All schemes £’m
At 1 January	233.5	237.7	471.2
Expected return on assets	12.6	10.5	23.1
Contributions by employer	8.0	2.6	10.6
Contributions from scheme members	0.1	0.4	0.1
Actuarial gains	6.9	19.2	26.1
Benefits paid	(6.1)	(6.5)	(12.6)
Transfers	—	(0.4)	(0.4)
Exchange differences	—	(5.3)	(5.3)

At 31 December	255.0	258.2	513.2

Plan assets	255.0	245.8	500.8
Reimbursement rights	—	12.4	12.4

At 31 December	255.0	258.2	513.2

	2010
Plan assets and reimbursement rights	UK schemes £’m	Overseas schemes £’m	All schemes £’m
At 1 January 2010	206.9	233.5	440.4
Expected return on assets	13.2	9.7	22.9
Contributions by employer	9.3	7.0	16.3
Contributions from scheme members	0.3	0.5	0.8
Actuarial gains/(losses)	10.2	18.0	28.2
Benefits paid	(6.4)	(8.5)	(14.9)
Transfers	—	(16.2)	(16.2)
Exchange differences	—	(6.3)	(6.3)

At 31 December 2010	233.5	237.7	471.2

Plan assets	233.5	225.6	459.1
Reimbursement rights	—	12.1	12.1

At 31 December 2010	233.5	237.7	471.2

The fair value of plan assets at the end of the reporting period is analysed below:

	2011
	UK schemes £’m	Overseas schemes £’m	All schemes £’m
Equities	83.0	2.8	85.8
Government bonds	79.1	163.6	242.7
Corporate bonds	77.0	5.8	82.8
Property	13.5	1.9	15.4
Cash	2.4	58.7	61.1
Other	—	13.0	13.0

	255.0	245.8	500.8

	2010
	UK schemes £’m	Overseas schemes £’m	All schemes £’m
Equities	86.3	1.7	88.0
Government bonds	65.2	196.4	261.6
Corporate bonds	68.2	21.2	89.4
Property	12.7	1.8	14.5
Cash	1.1	3.8	4.9
Other	—	12.8	12.8

	233.5	237.7	471.2

Logica plc results for the year ended 31 Decembre 2011

36.	Retirement benefit schemes (continued)

The expected rates of return on government bonds and corporate bonds is determined by reference to market yields at the end of the reporting period for bonds of a similar term to those held as plan assets. The expected rate of return on equities is determined by reference to real historical equity market returns. The overall expected rate of return on plan assets is calculated as a weighted average of the expected rates of return of individual asset classes. The weighted average is calculated by reference to the amount in each class of plan assets at the end of the reporting period. Plan assets do not include any ordinary shares of the Company or property occupied by, or other assets used by, the Group.

The history of the Group’s defined benefit arrangements is as follows:

	UK schemes
	2011 £’m	2010 £’m	2009 £’m	2008 £’m	2007 £’m
Present value of defined benefit obligation	(268.2)	(278.8)	(243.5)	(192.8)	(202.3)
Fair value of plan assets	255.0	233.5	206.9	177.9	189.3

Deficit	(13.2)	(45.3)	(36.6)	(14.9)	(13.0)

Experience gain/(loss) on plan liabilities	1.8	(1.8)	1.8	(1.0)	10.6

Experience gain/(loss) on plan assets	8.9	10.2	8.9	(29.9)	(1.6)

	Overseas schemes
	2011 £’m	2010 £’m	2009 £’m	2008 £’m	2007 £’m
Present value of defined benefit obligation	(250.0)	(236.9)	(241.1)	(239.9)	(180.3)
Fair value of plan assets	245.8	225.6	221.3	253.5	154.6

(Deficit)/Surplus	(4.2)	(11.3)	(19.8)	13.6	(25.7)

Experience gain/(loss) on plan liabilities	1.4	17.2	1.4	2.6	5.5

Experience gain/(loss) on plan assets	(20.6)	18.0	(20.6)	32.3	(14.3)

The Group expects to contribute approximately £10.0 million (2010: £12.0 million) to defined benefit plans in 2012, of which £8.0 million (2010: £7.0 million) relates to UK schemes, including deficit funding of £7.4 million (2010: £6.0 million), and £2.0 million (2010: £5.0 million) relates to overseas schemes.

The assumed discount rate, rate of inflation, salary increases and mortality all have a significant effect on the accounting valuation. The following table shows the sensitivity of the valuation to changes in these assumptions:

	Increase in assumption	Impact on plan liabilities	Decrease in assumption	Impact on plan liabilities
	%	£’m	%	£’m
Discount rate	0.5	35.0	0.5	(40.0)
Rate of inflation	0.5	(19.9)	0.5	17.0
Real rate of increase/(decrease) in salaries	1.0	(2.2)	1.0	1.9
One year increase/(decrease) to life expectancy	—	(9.2)	—	9.2

37.	Related party transactions

Remuneration of key management personnel

The remuneration of the Directors of the Company and the Group’s Executive Committee, who are the key management personnel of the Group, is set out below in aggregate for each of the categories required by IAS 24 ‘Related Party Disclosures’. Further information about the remuneration of individual Directors is disclosed in the Report of the Remuneration Committee on Pages 69 to 89 of the ‘Logical Annual Report and Accounts 2011’.

	2011 £’m	2010 £’m
Short-term employee benefits (including bonus)	6.7	6.3
Post-employment benefits	0.4	0.5
Termination benefits	2.9	—
Share-based payment	1.8	4.6

	11.8	11.4

The amount for share-based payment is that calculated in accordance with IFRS 2 ‘Share-based payment’.

Logica plc results for the year ended 31 Decembre 2011

38.	Financial commitments

Operating lease commitments

At 31 December, the Group had commitments under non-cancellable operating leases, principally for offices, cars and computer equipment, as follows:

	2011		2010
Future minimum lease payments payable	Land and buildings £’m	Other £’m	Land and Buildings £’m	Other £’m
Within one year	86.4	58.2	90.9	48.0
Between two and five years	233.3	69.2	256.3	52.5
After five years	108.5	1.0	110.7	—

	428.2	128.4	457.9	100.5

The expense recognised in the statement of comprehensive income for payments under non-cancellable operating leases for the year ended 31 December 2011 was £146.1 million (2010: £147.9 million). At 31 December 2011, the total future minimum sub-lease payments expected to be received under non-cancellable sub-leases were £33.7 million (2010: £31.1 million).

Capital expenditure commitments

	2011		2010
	Group £’m	Associates £’m	Group £’m	Associates £’m
Contracted at the end of the reporting period	0.5	—	—	—

39.	Contingent liabilities

The size, structure and geographic spread of the Group and its activities naturally exposes it to potential scrutiny and possible legal claims including tax and other regulatory authorities in the normal course of operations. The results of tax audits and other similar enquiries are normally reflected in the accounts on an accruals basis where a recovery or liability can be predicted with reasonable certainty. Occasionally claims may be levied against the Group by such authorities, the outcomes of which cannot be predicted with reasonable certainty. While Logica strongly believes it complies with all relevant laws and regulations, and would vigorously defend itself against any such claims, if it was unsuccessful the enforcement of such claims could from time to time have a potentially material impact on the Group’s results and financial position.

In 2009, the Group received a €59 million VAT claim from the French tax authorities. After €13 million tax relief received in 2011 this results in a net claim of €46 million. Interest continues to accrue on the claim amount.

The claim relates to the VAT treatment of goods exported from France during the years 2004 to 2006. The Group has carefully analysed these claims and obtained external experts’ advice, as a result of which it considers that they are without merit and the Group is robustly contesting these claims through the appropriate channels. The initial ruling from the French courts is expected in the second quarter of 2012.

Any adverse judgement at the initial ruling may require Logica to make an interim settlement which it expects to do through a parent company or bank guarantee or in the form of a cash payment during the second quarter. In the event of such an adverse ruling, the Group intends to exercise its right to appeal. This would typically involve a protracted legal process.

Logica plc results for the year ended 31 Decembre 2011

SCHEDULE B

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

OF LOGICA PLC

As at June 30, 2012

and

For the six-month periods ended June 30, 2012 and 2011

Consolidated statement of comprehensive income

		30-Jun-12	30-Jun-11
	Note	£’m	£’m
Revenue	2	1,866.3	1,997.6
Net operating costs		(2,091.2)	(1,914.3)

Operating (loss) profit	2	(224.9)	83.3
Analysed as:
Operating (loss) profit before exceptional items		(216.5)	85.7
Exceptional items	3	(8.4)	(2.4)

Operating (loss) profit	2	(224.9)	83.3
Finance costs		(15.1)	(14.3)
Finance income		7.8	5.6
Share of post-tax profits from associates		0.6	0.4

(Loss) profit before tax		(231.6)	75.0
Taxation	5	20.2	(16.6)

Net (loss) profit for the period		(211.4)	58.4

Other comprehensive (expense)/income
Exchange differences on translation of foreign operations		(50.8)	88.6
Interest rate swaps fair value difference		—	(1.1)
Cash flow hedges		0.8	—
Actuarial losses on retirement benefit obligations		(66.8)	(8.2)
Tax on items taken directly to equity		15.0	2.3

Other comprehensive (expense)/income for the period, net of tax		(101.8)	81.6

Total comprehensive (expense)/income for the period		(313.2)	140.0

(Loss) profit attributable to:
Owners of the parent		(211.4)	58.4

		(211.4)	58.4

Total comprehensive (expense)/income attributable to:
Owners of the parent		(313.2)	140.0

		(313.2)	140.0

(Loss) earnings per share		p / share	p / share
- Basic	7	(13.2)	3.7
- Diluted	7	(13.2)	3.6

The notes on pages 5 to 12 form an integral part of this interim financial information.

Logica plc results for the six months ended 30 June 2012

Consolidated statement of financial position

		30-Jun-12	31-Dec-11
	Note	£’m	£’m
Non-current assets
Goodwill		1,838.1	1,883.4
Other intangible assets		144.8	174.0
Property, plant and equipment		133.1	139.7
Investments in associates		1.6	2.6
Financial assets		13.6	13.9
Retirement benefit assets	14	3.3	52.4
Derivative financial instruments		34.6	27.6
Deferred tax assets		105.6	84.0

		2,274.7	2,377.6

Current assets
Inventories		0.9	0.8
Trade and other receivables		1,239.6	1,262.0
Current tax assets		22.2	24.8
Cash and cash equivalents		40.3	89.6

		1,303.0	1,377.2

Current liabilities
Other borrowings		(33.4)	(35.1)
Trade and other payables		(1,016.5)	(1,061.9)
Current tax liabilities		(59.8)	(89.3)
Provisions	10	(52.0)	(90.0)

		(1,161.7)	(1,276.3)

Net current assets		141.3	100.9
Total assets less current liabilities		2,416.0	2,478.5

Non-current liabilities
Borrowings		(475.6)	(376.1)
Retirement benefit obligations		(81.9)	(69.7)
Deferred tax liabilities		(27.0)	(46.0)
Provisions	10	(119.7)	(47.7)
Derivative financial instruments		(3.3)	(4.3)
Expected losses on revenue-generating contracts and other		(118.8)	(1.5)

		(826.3)	(545.3)

Net assets		1,589.7	1,933.2

Equity
Share capital	11	162.4	161.2
Share premium account	12	1,113.8	1,110.6
Other reserves		313.5	661.4

Total shareholders’ equity		1,589.7	1,933.2
Non-controlling interests		—	—

Total equity		1,589.7	1,933.2

The notes on pages 5 to 12 form an integral part of this interim financial information.

Logica plc results for the six months ended 30 June 2012

Consolidated statement of cash flows

		2012	2011
	Note	£’m	£’m
Cash flows from operating activities
Net cash outflow from trading operations		(7.6)	(4.4)
Cash outflow related to restructuring and integration activities		(37.7)	(7.2)
Cash outflow related to acquisition and integration		(2.2)	—

Cash used in operations	13	(47.5)	(11.6)
Finance costs paid		(11.4)	(11.0)
Income tax paid		(32.1)	(16.1)

Net cash outflow from operating activities		(91.0)	(38.7)

Cash flows from investing activities
Finance income received		5.1	3.2
Dividends received from associates		0.5	0.4
Proceeds on disposal of property, plant and equipment		—	0.1
Purchases of property, plant and equipment		(21.3)	(27.6)
Expenditure on other intangible assets		(10.0)	(11.9)
Repurchase of non-controller interest		—	(0.1)
Proceeds from disposal of investment in associate		5.6	—
Acquisition of subsidiaries and other businesses, net of cash acquired		—	(16.7)

Net cash outflow from investing activities		(20.1)	(52.6)

Cash flows from financing activities
Proceeds from issue of shares allotted under share plans		3.9	3.2
Proceeds from bank borrowings		155.0	122.9
Repayments of bank borrowings		(30.7)	(0.6)
Proceeds of finance leases		1.0	—
Repayments of finance leases		(0.7)	(1.4)
Proceeds from other borrowings		0.4	—
Repayments of other borrowings		(0.3)	(0.7)
Net proceeds from forward contracts		(4.6)	(1.2)
Dividends paid to the Company’s shareholders		(37.0)	(36.6)

Net cash inflow from financing activities		87.0	85.6

Net decrease in cash, cash equivalents and bank overdrafts		(24.1)	(5.7)

Cash, cash equivalents and bank overdrafts at the beginning of the year		56.6	30.6
Net decrease in cash, cash equivalents and bank overdrafts		(24.1)	(5.7)
Effect of foreign exchange rates		(2.0)	2.2

Cash, cash equivalents and bank overdrafts at the end of the period		30.5	27.1

The notes on pages 5 to 12 form an integral part of this interim financial information.

Logica plc results for the six months ended 30 June 2012

Consolidated statement of changes in equity

	Share capital £’m	Share premium £’m	Retained earnings £’m	Other reserves £’m	Total Shareholder’s Equity £’m	Non-controlling interest £’m	Total Equity £’m
At 1 January 2012	161.2	1,110.6	(254.0)	915.4	1,933.2	—	1,933.2
Net profit (loss) for the year	—	—	(211.4)	—	(211.4)		(211.4)
Other comprehensive (expense)/income:
Actuarial losses	—	—	(66.8)	—	(66.8)	—	(66.8)
Tax on items taken to equity	—	—	15.0	—	15.0	—	15.0
Cash flow hedges	—	—	—	0.8	0.8	—	0.8
Exchange differences	—	—	—	(50.8)	(50.8)	—	(50.8)

Total comprehensive income	—	—	(263.2)	(50.0)	(313.2)	—	(313.2)

Transactions with owners:
Dividends paid	—	—	(37.0)	—	(37.0)	—	(37.0)
Share-based payment	—	—	2.8	—	2.8	—	2.8
Shares allotted under share plans	1.2	3.2	(0.5)	—	3.9	—	3.9

Total transactions with owners	1.2	3.2	(34.7)	—	(30.3)	—	(30.3)

At 30 June 2012	162.4	1,113.8	(551.9)	865.4	1,589.7	—	1,589.7

At 1 January 2011	160.2	1,107.4	(239.1)	972.6	2,001.1	0.1	2,001.2
Net profit for the year	—	—	58.4	—	58.4		58.4
Other comprehensive (expense)/income:
Actuarial losses	—	—	(8.2)	—	(8.2)	—	(8.2)
Tax on items taken to equity	—	—	2.3	—	2.3	—	2.3
Interest rate swaps fair value difference	—	—	(1.1)	—	(1.1)	—	(1.1)
Exchange differences	—	—	—	88.6	88.6	—	88.6

Total comprehensive income	—	—	51.4	88.6	140.0	—	140.0

Transactions with owners:
Dividends paid	—	—	(36.6)	—	(36.6)	—	(36.6)
Repurchase of non-controlling interest					—	(0.1)	(0.1)
Share-based payment	—	—	4.3	—	4.3	—	4.3
Shares allotted under share plans	0.9	2.9	(0.6)	—	3.2	—	3.2

Total transactions with owners	0.9	2.9	(32.9)	—	(29.1)	(0.1)	(29.2)

At 30 June 2011	161.1	1,110.3	(220.6)	1,061.2	2,112.0	—	2,112.0

The notes on pages 5 to 12 form an integral part of this interim financial information.

Logica plc results for the six months ended 30 June 2012

Notes to the consolidated interim financial information

1.	Accounting policies and basis of preparation

Basis of preparation

The consolidated interim financial information for the six months ended 30th June 2012 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, ‘Interim financial reporting’ as adopted by the European Union. The consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31st December 2011, which have been prepared in accordance with IFRSs as adopted by the European Union.

The Directors, having made enquiries and reviewed information, consider that the Group has adequate resources to continue in operational existence for the foreseeable future, and therefore it is appropriate to maintain the going concern basis in preparing the financial statements.

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31st December 2011, except as described below.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The Directors have considered the impact of the prospective acquisition of Logica plc by CGI Group Inc., announced on 31 May 2012, in the preparation of the interim financial information. Refer to note 17 for further details of this transaction. The interim financial information does not reflect the consequences of the transaction. As at the balance sheet date the transaction remained contingent on shareholder and regulatory approval.

(a)	The following standards, interpretations, and amendments to standards were effective during the six months ended 30th June

2012, but had no material impact on the Group:

•	Amendments to IFRS 7, ‘Financial instruments: Disclosures’ on Transfers of assets (effective on or after 1 July 2011)
•	Improvements to IFRSs issued as part of annual improvements

(b) The following standards, interpretations, and amendments to existing standards are not yet effective, have not yet been endorsed by the EU and have not been early adopted by the Group:

•	IFRS 9, ‘Financial instruments’ – classification and measurement’ (effective on or after 1 January 2015)
•	IFRS 10, ‘Consolidated financial statements’ (effective on or after 1 January 2013)
•	IFRS 11, ‘Joint arrangements’ (effective on or after 1 January 2013)
•	IFRS 12, ‘Disclosures of interests in other entities’ (effective on or after 1 January 2013)
•	IFRS 13, ‘Fair value measurement’ (effective on or after 1 January 2013)
•	IAS 19 (revised 2011), ‘Employee benefits’ (effective on or after 1 January 2013)
•	IAS 27 (revised 2011) ‘Separate financial statements’ (effective 1 January 2013)
•	IAS 28 (revised 2011) ‘Associates and joint ventures’ (effective on or after 1 January 2013)
•	Amendment to IFRS 1,’First time adoption’, on government loans (effective on or after 1 January 2013)
•	Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income (effective on or after 1 July 2012)
•	Amendment to IFRS 7, ‘Financial instruments: Disclousures’, on offsetting financial assets and financial liabilities (effective on or after 1 January 2013)
•	Amendment to IAS 32, ‘Financial instruments Presentation’, on offsetting financial assets and financial liabilities (effective on or after 1 January 2014)

This interim report does not constitute statutory accounts of the Group within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2011, which were prepared under International Financial Reporting Standards, have been filed with the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Logica plc results for the six months ended 30 June 2012

Notes to the consolidated interim financial information (continued)

The most important foreign currencies for the Group are the euro and the Swedish krona. The relevant exchange rates to pounds sterling were:

	30 June 2012		30 June 2011
	Average	Closing	Average	Closing
£1 = €	1.22	1.24	1.15	1.11
£1 = SEK	10.80	10.83	10.28	10.13

2.	Segment information

The Executive Committee is the Group’s Chief Operating Decision Maker as it is responsible for the allocation of resources to operating segments and assessing their performance. The profit measure used by the Executive Committee is the adjusted operating profit, as described below. Operating segments are reported in a manner which is consistent with the operating segments produced for internal management reporting.

Adjusted operating profit excludes: the results of discontinued operations, exceptional items and amortisation of intangible assets initially recognised at fair value in a business combination, whenever such items occur. Adjusted operating profit is not defined under IFRS and has been shown as the Directors consider this helpful for a better understanding of the performance of the Group’s underlying business. It may not be comparable with similarly titled profit measurements reported by other companies and is not intended to be a substitute for, or superior to, IFRS measures of profit.

At 30 June 2012, Logica is organised into six operating segments based on the location of assets. Segment revenue and profit before tax are disclosed below:

	Revenue		Adjusted operating profit/ (loss)
	Six months ended 30 June 2012 £’m	Six months ended 30 June 2011 £’m	Six months ended 30 June 2012 £’m	Six months ended 30 June 2011 £’m
France	409.6	454.7	(88.2)	41.1
Northern and Central Europe	409.1	434.8	14.6	29.9
United Kingdom	377.4	360.7	(48.5)	13.1
Sweden	297.0	326.4	(6.0)	9.7
Benelux	206.4	241.5	(54.2)	1.0
International	166.8	179.5	(7.7)	18.2

Total	1,866.3	1,997.6	(190.0)	113.0

A reconciliation of total adjusted operating profit to total profit before income tax is provided as follows:

	Six months ended 30 June 2012 £’m	Six months ended 30 June 2011 £’m
Adjusted operating (loss) profit	(190.0)	113.0
Exceptional items (Note 3)	(8.4)	(2.4)
Amortisation of intangible assets initially recognised on acquisition	(26.5)	(27.3)

Operating (loss) profit	(224.9)	83.3
Finance costs	(15.1)	(14.3)
Finance income	7.8	5.6
Share of post-tax profits from associates	0.6	0.4

(Loss) profit before tax	(231.6)	75.0

There has been no material change in total assets from the amounts disclosed in the last annual report, other than for the following accruals and provisions that affected the adjusted operating profit/loss for the six months ended June 30, 2012:

Six months ended 30 June 2012 £’m
Effect of Value-added tax (“VAT”) and social security tax claims (note 16)	92.1
Effect of other claims	33.6
Expected losses on revenue-generating contracts and write-offs	139.4

Total	265.1

There are no differences from the last annual reporting in the basis of segmentation or in the basis of measurement of segment profit or loss.

Logica plc results for the six months ended 30 June 2012

Notes to the consolidated interim financial information (continued)

3.	Exceptional items

The exceptional items recognised within operating profit were as follows:

	Six months ended 30 June 2012 £’m	Six months ended 30 June 2011 £’m
Acquisition and integration costs	3.5	2.4
Gain on sale of investment in associate	(4.7)	—
Costs relating to the prospective acquisition of Logica plc by CGI Inc.	9.6	—

	8.4	2.4

Acquisition and integrations costs represent costs incurred by the Group in relation to the acquisition and integration of GrupoGesfor.

The gain on sale of investment in associates relates to the sale of the Group’s 50% stake in Silta Oy, a provider of payroll outsourcing business and financial management in Finland.

The costs related to the prospective CGI Group Inc. acquisition mostly consists of professional fees incurred prior to the announcement of the acquisition on 31 May 2012. This excludes fees of £11.6 million which are contingent on the successful completion of the prospective acquisition. As the acquisition was not completed prior to the balance sheet date these fees have not been included in the Group results for the interim period.

4.	Employees

The average number of employees during the period was:	Six months ended 30 June 2012 Number	Six months ended 30 June 2011 Number
France	9,488	9,221
Northern and Central Europe	7,103	7,082
United Kingdom	5,550	5,524
Sweden	5,129	5,270
Benelux	4,543	4,864
International	9,537	8,180

	41,350	40,141

The number of employees at the end of the period was:	Six months ended 30 June 2012 Number	Six months ended 30 June 2011 Number
France	9,818	9,160
Northern and Central Europe	7,194	7,108
United Kingdom	5,738	5,803
Sweden	5,002	5,264
Benelux	4,254	4,834
International	9,714	9,532

	41,720	41,701

Logica plc results for the six months ended 30 June 2012

Notes to the consolidated interim financial information (continued)

5.	Taxation

The tax credit of £20.2 million for the six months to 30 June 2012 has been based on an estimated effective tax rate for the full year, excluding the impact of any share of post-tax profits from associates, material accruals and provisions, and exceptional items and also any prior year charges/credits.

The tax charge on continuing operations for the six months ended 30 June 2012, before share of post tax profits from associates, material accruals and provisions, and exceptional items and before adjusting for prior year credits is £10.5 million (25.1% effective tax rate). During the period, a total tax credit of £30.7 million was recognized for the material accruals and provisions and favourable developments in negotiations with HMRC.

A resolution passed by Parliament on 26 March 2012 reduced the main rate of UK corporation tax to 24% from 1 April 2012. Deferred tax assets and liabilities being realised or settled on or after 1 April 2012 are measured at 24%; and those being realised or settled before 1 April 2012 at 25%.

A further reduction to the main rate of UK corporation tax is proposed to reduce the rate to 23% by 1 April 2013. This expected rate reduction had not been substantively enacted at 30 June 2012 and has therefore not been reflected in the tax charge for the six months ended 30 June 2012. The overall effect of the further changes to 23%, if these applied to the deferred tax balance as at 30 June 2012, would be an additional charge of £0.5 million.

6.	Dividends

Dividends recognised in the period amounted to £37.0 million (six months ended 30 June 2011: £36.6 million), or 2.3p per share (six months ended 30 June 2011: 2.3p per share).

Logica plc results for the six months ended 30 June 2012

Notes to the consolidated interim financial information (continued)

7.	Earnings per share

	Six months ended 30 June 2012
	Earnings £’m	Weighted average number of shares million	Earnings per share pence
(Loss) profit for the period from continuing operations	(211.4)

(Loss) earnings attributable to owners of the parent	(211.4)	1,606.3	(13.2)

Basic EPS	(211.4)	1,606.3	(13.2)

Effect of share options and share awards	—	27.1	—

Diluted EPS	(211.4)	1,633.4	(13.2)

Adjusted earnings per share from continuing operations
Earnings attributable to ordinary shareholders	(211.4)	1,606.3	(13.2)
Add back/(deduct):
Exceptional items, net of tax	8.4	—	(0.5)
Fair value adjustment on financial assets and liabilities, net of tax	(0.8)	—	—
Amortisation of intangible assets initially recognised on acquisition, net of tax	19.5	—	1.2

Basic adjusted EPS	(184.3)	1,606.3	(11.5)

Effect of share options and share awards	—	27.1	—
Fair value adjustment on financial assets and liabilities net of tax	0.8	—	—

Diluted adjusted EPS	(183.5)	1,633.4	(11.5)

	Six months ended 30 June 2011
	Earnings £’m	Weighted average number of shares million	Earnings per share pence
Basic EPS	58.4	1,593.6	3.7

Effect of share options and share awards	—	41.1	(0.1)

Diluted EPS	58.4	1,634.7	3.6

Adjusted earnings per share

Earnings attributable to ordinary shareholders	58.4	1,593.6	3.7
Add back: Exceptional items, net of tax	2.3	—	0.2
Amortisation of intangible assets initially recognised on acquisition, net of tax	19.9	—	1.2

Basic adjusted EPS	80.6	1,593.6	5.1

Effect of share options and share awards	—	41.1	(0.1)

Diluted adjusted EPS	80.6	1,634.7	5.0

Adjusted earnings per share, both basic and diluted, have been shown as the Directors consider this to be helpful for a better understanding of the performance of the Group’s underlying business. The earnings measure used in adjusted earnings per share excludes, whenever such items occur: the results of discontinued operations; exceptional items; mark-to-market gains or losses on financial assets and financial liabilities designated at fair value through profit or loss; and amortisation of intangible assets initially recognised at fair value in a business combination. All items adjusted are net of tax where applicable.

The weighted average number of shares excludes the shares held by employee share ownership plan trusts, which are treated as cancelled.

Logica plc results for the six months ended 30 June 2012

Notes to the consolidated interim financial information (continued)

8.	Reconciliation of movements in net debt

	At 1 January 2012 £’m	Cash flows £’m	Non-cash movements £’m	Exchange differences £’m	At 30 June 2012 £’m
Cash and cash equivalents	89.6	(47.6)	—	(1.7)	40.3
Bank overdrafts	(33.0)	23.5	—	(0.3)	(9.8)

	56.6	(24.1)	—	(2.0)	30.5
Finance leases	(3.1)	(0.3)	0.6	—	(2.8)
Bank loans	(72.0)	(124.3)	(0.5)	2.8	(194.0)
Private placement debt notes	(297.3)	—	(3.3)	4.0	(296.6)
Other borrowings	(5.8)	(0.1)	—	0.1	(5.8)
Derivatives in respect of net debt	26.6	(0.1)	7.1	0.1	33.7

Net debt	(295.0)	(148.9)	3.9	5.0	(435.0)

9.	Capital expenditure

Additions to property, plant and equipment during the six months ended 30 June 2012 amounted to £21.5 million (six months ended 30 June 2011: £27.6 million). The net book value of property, plant and equipment disposed during the six months ended 30 June 2012 amounted to £0.5 million (six months ended 30 June 2011: £0.4 million).

10.	Provisions

	Vacant Properties £’m	Restructuring £’m	Other £’m	Total £’m
At 1 January 2012	37.8	83.6	16.3	137.7
Charged in the period	0.3	—	87.8	88.1
Utilised in the period	(5.9)	(43.2)	(1.7)	(50.8)
Unused amounts reversed in the period	(0.3)	(1.0)	(0.3)	(1.6)
Unwinding of discount	0.5	—	—	0.5
Exchange differences	(0.4)	(1.4)	(0.4)	(2.2)

At 30 June 2012	32.0	38.0	101.7	171.7

Analysed as:
Current liabilities				52.0
Non-current liabilities				119.7

				171.7

11.	Share capital

	2012		2011
Allotted, called-up and fully paid	Number	£’m	Number	£’m
At 1 January	1,611,973,566	161.2	1,601,941,495	160.2
Allotted under share plans	12,175,052	1.2	9,196,623	0.9

At 30 June	1,624,148,618	162.4	1,611,138,118	161.1

12.	Share premium

	2012 £’m	2011 £’m
At 1 January	1,110.6	1,107.4
Premium on shares allotted under share plans	3.2	2.9

At 30 June	1,113.8	1,110.3

Logica plc results for the six months ended 30 June 2012

Notes to the consolidated interim financial information (continued)

13.	Reconciliation of operating profit to cash generated from operations

	2012 £’m	2011 £’m
Operating (loss) profit from operations	(224.9)	83.3

Adjustments for:
Share-based payment expense	2.9	5.0
Depreciation of property, plant and equipment	23.7	23.1
Loss on disposal of non-current assets	0.6	0.4
Net movement in provision for impairment of trade receivables	0.5	—
Non-cash foreign exchange differences	(3.4)	—
Amortisation of intangible assets	36.1	34.9
Non-cash element of expense for defined benefit plans	(6.2)	(11.1)

	54.2	52.3

Net movements in provisions and in other non-current liabilities	152.1	(11.7)

Movements in working capital:
Inventories	(0.2)	0.1
Trade and other receivables	(6.5)	(88.9)
Trade and other payables	(22.2)	(46.7)

	(28.9)	(135.5)

Cash used in operations	(47.5)	(11.6)
Add back: Cash outflow related to restructuring activities	37.7	7.2
Add back: Cash outflow related to acquisition and integration activities	2.2	—

Net cash outflow from trading operations	(7.6)	(4.4)

14.	Pensions

During 2011, the Group held discussions with a number of third parties concerning reinsuring the pension obligations relating to the CMG Netherlands pension scheme (‘Stichting Pensioenfonds CMG’). These discussions were concluded during the period and were approved by the Dutch National Bank. Following the approval of the transaction, the Group expects to complete the liquidation of the Stichting Pensioenfonds CMG during the second half of 2012.

In reinsuring the pension obligations the plan assets have become qualifying insurance policies according to the definitions set out within IAS 19 ‘Employee Benefits’. As qualifying insurance policies that exactly match some or all of the benefits payable under the plan, the fair value of these policies is deemed the present value of the related obligations. An actuarial loss of £50.4 million was recorded during the period within Other Comprehensive Income.

15.	Related party disclosures

In the six months to 30 June 2012, there were no material changes in related parties or related party transactions. The Group’s related party transactions and relationships for 2011 were disclosed in the Annual Report for the year ended 31 December 2011.

Logica plc results for the six months ended 30 June 2012

Notes to the consolidated interim financial information (continued)

16.	Contingent liabilities

The size, structure and geographic spread of the Group and its activities naturally expose it to potential scrutiny and possible legal claims including tax and other regulatory authorities in the normal course of operations. The results of tax audits and other similar enquiries are normally reflected in the accounts on an accruals basis where a recovery or liability can be predicted with reasonable certainty. Occasionally claims may be levied against the Group by such authorities, the outcomes of which cannot be predicted with reasonable certainty. While Logica strongly believes it complies with all relevant laws and regulations, and would vigorously defend itself against any such claims, if it was unsuccessful the enforcement of such claims could from time to time have a potentially material impact on the Group’s results and financial position.

In 2009, a subsidiary of the Group received a €59 million VAT claim from the French tax authorities. Interest accrues on the claim amount. The claim relates to the VAT treatment of goods exported from France during the years 2004 to 2006. The Administrative Court of Montreuil rendered an adverse ruling on the claim in May 2012 and Logica is required to make a cash payment of €64 million (£52.4 million) to the French tax authorities, which includes penalties and interest. The Group has carefully analyzed these claims, obtained external experts’ advice which stated that the Group was not likely to succeed and decided to pay the entire amount in August before the CGI acquisition (note 17). The Group provided an amount of £43.7 million in its June results for this matter.

In 2009, a subsidiary of the Group received a claim related to social security taxes on allowances given to employees. A court hearing was held on 23 June 2012 and an unfavourable decision by the Court was received in September 2012. As a result, the Group decided to provide an amount of €35 million (£28.7 million) for the related tax risk in its June results.

17.	Acquisition of Logica plc by CGI Inc.

On 31 May 2012 the boards of directors of Logica plc and CGI Group Inc. (“CGI”) announced that they have reached agreement on the terms of a recommended cash acquisition of Logica by CGI Holdings Europe Limited (“CGI Europe”), a wholly owned subsidiary of CGI, pursuant to which CGI Europe will acquire the entire issued and to be issued ordinary share capital of Logica (the “Acquisition”). The Acquisition will be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (“the Scheme”).

The Acquisition was approved by Logica plc shareholders at a Court meeting held on 16 July 2012. Completion of the Acquisition is conditional upon the satisfaction of the conditions to the Scheme, including the receipt of the requisite regulatory and anti-trust clearances. Following satisfaction of these conditions, the hearings of the petition to the Court to sanction the Scheme and to confirm the related capital reduction took place on 16 August and 20 August 2012 respectively.

Logica plc results for the six months ended 30 June 2012

SCHEDULE C

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

OF CGI GROUP, INC.

As at June 30, 2012

and

     (i) For the year ended September 30, 2011 and

(ii) For the nine months ended June 30, 2012

CGI GROUP INC.

Pro Forma Consolidated Balance Sheet

As at June 30, 2012

(expressed in thousands of dollars)

(Unaudited)

	CGI	Logica	Logica
	As at June 30, 2012	As at June 30, 2012	As at June 30, 2012	Pro Forma Adjustments	Note	Pro Forma Consolidated
	C$	£	C$	C$		C$
Assets
Current assets
Cash and cash equivalents	77,418	40,291	64,401	185,455	5b,5h	327,274
Short-term investments	4,872	—	—	—		4,872
Accounts receivable	459,721	664,356	1,061,907	(162,818)	5a,5b	1,358,810
Work in progress	443,826	499,345	798,153	(415,382)	5a,5b	826,597
Prepaid expenses and other current assets	117,169	76,711	122,615	(15,430)	5b	224,354
Income taxes	4,344	22,249	35,563	(7,288)	5b	32,619

Total current assets before funds held for client	1,107,350	1,302,952	2,082,639	(415,463)		2,774,526
Funds held for clients	228,466	—	—	—		228,466

Total current assets	1,335,816	1,302,952	2,082,639	(415,463)		3,002,992

Property, plant and equipment	268,444	133,108	212,760	38,042	5a,5b	519,246
Contract costs	101,949	—	—	102,251	5a,5b	204,200
Intangible assets	267,307	144,845	231,520	368,846	5b	867,673
Other long-term assets	58,044	53,081	84,845	3,335	5b	146,224
Deferred tax assets	16,327	105,601	168,793	55,806	5a, 5f	240,926
Goodwill	2,502,497	1,838,087	2,937,998	359,007	5b	5,799,502

	4,550,384	3,577,674	5,718,555	511,824		10,780,763

Liabilities
Current liabilities
Bank overdraft	—	9 789	15,647	105,165	5b	120,812
Accounts payable and accrued liabilities	358,396	437,594	699,451	65,650	5b	1,123,497
Accrued compensation	159,520	377,897	604,031	(338,416)	5b	425,135
Deferred revenue	149,160	201,032	321,329	(23,095)	5a,5b	447,394
Income taxes	65,911	59,863	95,685	38,450	5b	200,046
Provisions	11,901	52,014	83,139	6,857	5a,5b	101,897
Current portion of long-term debt	47,644	23,628	37,767	(1,066)	5b	84,345

Total current liabilities before clients’ funds obligations	792,532	1,161,817	1,857,049	(146,455)		2,503,126
Clients’ funds obligations	225,194	—	—	—		225,194

Total current liabilities	1,017,726	1,161,817	1,857,049	(146,455)		2,728,320

Deferred tax liabilities	139,710	27,033	43,210	52,000	5b	234,920
Long-term provisions	20,398	119,741	191,394	(14,785)	5b	197,007
Long-term debt	681,106	475,602	760,202	1,931,045	5b,5d	3,372,353
Other long-term liabilities	153,429	203,957	326,005	256,673	5a,5b	736,107

	2,012,369	1,988,150	3,177,860	2,078,478		7,268,707

Equity
Retained earnings	1,281,194	313,501	501,100	(526,470)		1,255,824
Accumulated other comprehensive loss	(27,184)	—	—	—		(27,184)
Capital stock	1,180,323	1,276,023	2,039,595	(1,040,184)		2,179,734
Contributed surplus	103,682	—	—	—		103,682

	2,538,015	1,589,524	2,540,695	(1,566,654)	5g	3,512,056

	4,550,384	3,577,674	5,718,555	511,824	—	10,780,763

CGI GROUP INC.

Pro Forma Consolidated Statement of Earnings

For the year ended September 30, 2011

(expressed in thousands of dollars, except earnings per share)

(Unaudited)

	CGI	Logica	Logica
	Year ended September 30, 2011	Year ended December 31, 2011	Year ended December 31, 2011	Pro Forma Adjustments	Note	Pro Forma Consolidated
	C$	£	C$	C$		C$
Revenue	4,223,942	3,921,343	6,218,877	(30,374)	6b	10,412,445
Operating expenses
Costs of services, selling and administrative	3,690,960	3,867,913	6,134,143	(23,165)	6a,6c	9,801,938
Acquisition-related and integration costs	3,675	4,400	6,978	—		10,653
Finance costs	19,395	36,098	57,248	74,059	6d	150,702
Finance income	(3,552)	(13,309)	(21,107)	—		(24,659)
Other income	(7,647)	(6,224)	(9,870)	—		(17,517)
Foreign exchange (gain) loss	(3,365)	766	1,215	—		(2,150)
Share of profit on joint venture/associates	(13,359)	(1,029)	(1,632)	—		(14,991)

	3,686,107	3,888,615	6,166,975	50,894		9,903,976

Earning before income taxes	537,835	32,728	51,902	(81,268)		508,469
Income tax expense	99,696	5,543	8,790	(25,538)	6f	82,948

Net earnings	438,139	27,185	43,112	(55,730)		425,521

Basic earnings per share	1.65				6g	1.36

Diluted earnings per share	1.59				6g	1.32

CGI GROUP INC.

Pro Forma Consolidated Statement of Earnings

For the nine month ended June 30, 2012

(expressed in thousands of dollars, except earnings per share)

(Unaudited)

	CGI	Logica	Logica
	Nine months ended June 30, 2012	Constructed nine months ended June 30, 2012	Constructed nine months ended June 30, 2012	Pro Forma Adjustments	Note	Pro Forma Consolidated
	C$	£	C$	C$		C$
Revenue	3,162,793	2,880,282	4,588,257	21,013	6b	7,772,063
Operating expenses
Costs of services, selling and administrative	2,731,485	3,130,585	4,986,986	(15,886)	6a,6c	7,702,585
Acquisition-related and integration costs	6,653	14,380	22,907	(21,813)	6e	7,747
Finance costs	24,198	27,792	44,272	55,540	6d	124,010
Finance income	(1,608)	(13,470)	(21,457)	—		(23,065)
Other income	(5,646)	(10,451)	(16,649)	—		(22,295)
Foreign exchange (gain) loss	(1,281)	1,545	2,462	—		1,181
Share of profit on joint venture/associates	(3,996)	(934)	(1,487)	—		(5,483)

	2,749,805	3,149,447	5,017,034	17,841		7,784,680

Earnings (loss) before income taxes	412,988	(269,165)	(428,777)	3,172		(12,617)
Income tax expense	113,491	(30,009)	(47,804)	(7,662)	6f	58,025

Net earnings (loss)	299,497	(239,156)	(380,973)	10,834		(70,642)

Basic earnings (loss) per share	1.16				6g	(0.23)

Diluted earnings (loss) per share	1.12				6g	(0.23)

CGI GROUP INC.

Notes to the Pro Forma Consolidated Financial Statements

(tabular amounts only are in thousands of Canadian dollars, except share data)

(unaudited)

1. Logica Acquisition

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services as well as business process services to help clients cost effectively realize their strategies and create added value. The Company’s services include management of IT and business processes (“outsourcing”), systems integration and consulting including sale of software licenses. On August 20, 2012, the Company acquired all of the outstanding shares of Logica, plc. (“Logica”), a business and technology services company, for a cash consideration of approximately $2,700,000,000 (£1,716,000,000), plus the assumption of Logica’s net debt of approximately $886,000,000 (£571,000,000).

The acquisition was funded through a combination of sources. The Company issued 46,707,146 new Class A subordinate voting shares of the Company at a price of $21.41 to the Caisse de dépôt et placement du Québec for a total consideration of $1,000,000,000. In addition, the Company entered into a term loan agreement with a syndicate of financial institutions for an amount of approximately $1,934,000,000 (£1,245,000,000). The remaining funding to finance the acquisition and the repayment of Logica’s net debt was drawn from the Company’s existing credit facilities.

2. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at June 30, 2012 and the unaudited pro forma consolidated statements of earnings of the Company for the year ended September 30, 2011 and for the nine months ended June 30, 2012 have been prepared by the Company for inclusion in the business acquisition report concerning the acquisition of Logica. The unaudited pro forma consolidated financial statements (“pro forma financial statements”) give effect to the acquisition of Logica by the Company as if it had occurred (i) as at June 30, 2012 for the purposes of the unaudited pro forma consolidated balance sheet and (ii) as at October 1, 2010 for the purposes of the unaudited pro forma consolidated statements of earnings for the year ended September 30, 2011 and for the nine months ended June 30, 2012.

In the opinion of management, the pro forma financial statements include all material adjustments necessary for a fair presentation in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The Company’s interim financial statements as at and for the three month period ended December 31, 2011 were the Company’s first financial statements prepared in accordance with IFRS and included the accounting policies the Company will adopt in its annual consolidated financial statements for the year ended September 30, 2012. The pro forma financial statements have been prepared on a basis consistent with the Company’s significant accounting policies detailed in note 3 in the Company’s interim financial statements as at and for the three-month period ended December 31, 2011.

These pro forma financial statements have been prepared using the following information and should be read in conjunction with the financial statements listed below:

a)	The unaudited interim condensed consolidated financial statements of the Company for the three months ended December 31, 2011;

b)	The consolidated statement of earnings of the Company for the year ended September 30, 2011 presented in accordance with IFRS and included in note 13, Transition to IFRS, to the unaudited condensed consolidated financial statements of the Company for the three months ended December 31, 2011;

c)	The unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended June 30, 2012;

d)	The audited consolidated financial statements of Logica as at and for the year ended December 31, 2011;

e)	The unaudited interim condensed consolidated financial statements of Logica as at and for the six month period ended June 30, 2012; and

f)	The pro forma significant assumptions and adjustments described in notes 5 and 6.

CGI GROUP INC.

Notes to the Pro Forma Consolidated Financial Statements

(tabular amounts only are in thousands of Canadian dollars, except share data)

(unaudited)

The pro forma consolidated statement of earnings for the nine months ended June 30, 2012 includes a constructed statement of earnings for Logica for this period which has been derived from the unaudited interim consolidated financial statements of Logica for the six month period ended June 30, 2012 and internal financial information prepared by Logica management for the three month period ended December 31, 2011. The unaudited constructed consolidated statement of earnings of Logica was prepared solely for the purpose of the pro forma financial statements. Certain of Logica’s figures have also been reclassified to conform to the Company’s consolidated financial statements presentation.

The pro forma adjustments are based on available financial information and certain estimates and assumptions made by management, which provide a reasonable basis for presenting the significant financial effects directly attributable to the Logica acquisition. However, the pro forma financial statements do not reflect possible synergies or changes to historical transactions that may have resulted had the acquisition and financings actually occurred on the dates indicated. Furthermore, they are not necessarily indicative of the results of operations or the financial position that would have resulted had the acquisition and financings actually occurred on the dates indicated, or the results that may be obtained in the future.

3. Summary of Accounting Policies

The consolidated financial statements of Logica included in the pro forma financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“EU IFRS”). There are no significant differences identified between EU IFRS and IFRS that affect the pro forma financial statements.

The accounting policies used in the preparation of the pro forma financial statements are consistent in all material respects with those used by the Company in the preparation of the Company’s unaudited interim condensed consolidated financial statements for the three month ended December 31, 2011 available on www.SEDAR.com.

4. Currency Translation

The consolidated balance sheet and consolidated statements of earnings of Logica have been translated from Great Britain pounds to Canadian dollars at the following rates:

STATEMENT	SOURCE	EXCHANGE RATE
Consolidated balance sheet as at June 30, 2012	Spot rate at June 30, 2012	1.59840
Twelve months ended December 31, 2011	Average rate of January 1, 2011 to December 31, 2011	1.58591
Constructed nine months ended June 30, 2012	Average rate of October 1, 2011 to June 30, 2012	1.59299

The spot rate at August 20, 2012 was 1.5533.

5. Pro forma Consolidated Balance Sheet Assumptions and Adjustments

The unaudited pro forma consolidated balance sheet as at June 30, 2012 incorporates the following adjustments:

a)	The pro forma balance sheet adjustments include the following amounts to align Logica’s revenue recognition accounting policies with those of the Company at June 30, 2012 (in thousands):

$
Accounts receivable	4,156
Work in progress	(384,096)
Property, plant and equipment	44,595
Contract costs	107,572
Deferred revenue	(117,962)
Provisions	(12,148)
Other long-term liabilities	(11,189)
Deferred income taxes	100,220

(268,852)

CGI GROUP INC.

Notes to the Pro Forma Consolidated Financial Statements

(tabular amounts only are in thousands of Canadian dollars, except share data)

(unaudited)

b)	The following table represents the allocation of the purchase consideration to reflect the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition, with any excess allocated to goodwill (in thousands):

LOGICA
$
Assets acquired
Accounts receivable	899,089
Work in progress	382,771
Prepaid expenses and other current assets	107,185
Contract costs	102,251
Income taxes	28,275
Property, plant and equipment	250,802
Intangible assets	600,366
Other long-term assets	80,636
Retirement benefit asset	7,544
Deferred tax assets	220,331
Goodwill	3,297,005
Liabilities assumed
Bank overdraft	(120,812)
Accounts payable and accrued liabilities	(765,101)
Accrued compensation	(265,615)
Deferred revenue	(405,222)
Income taxes	(134,135)
Deferred tax liabilities	(95,210)
Provisions	(266,605)
Retirement benefit obligations	(113,526)
Long-term debt	(808,775)
Other long-term liabilities	(362,164)

2,639,090
Cash acquired	43,290

Net assets acquired	2,682,380

Cash consideration	2,682,380

The above represents management’s preliminary assessment of the fair values of assets acquired and liabilities assumed based on best estimates taking into account all relevant information available. Because the Company only recently acquired Logica, it is not practical to definitely allocate the purchase price. The accounting for the business combination is expected to be completed as soon as Company’s management has gathered all of the significant information available and considered necessary in order to finalize this allocation. The effect may be to transfer an amount to or from the assets acquired, liabilities assumed and goodwill. The amounts, if any, are not presently determinable. In addition, since the Company is still finalizing the valuation of assets acquired and liabilities assumed at the date of acquisition, August 20, 2012, the final allocation of the purchase price may vary significantly from the amounts used above.

c)	Acquisition-related costs incurred by the Company to June 30, 2012 in connection with the acquisition amounted to approximately $6,653,000, and were recorded in earnings for the six month period ended June 30, 2012. As such, these costs are already reflected in retained earnings at June 30, 2012. Estimated acquisition costs after June 30, 2012 are expected to approximate $29,415,000. For purposes of the pro forma consolidated balance sheet as at June 30, 2012, an adjustment to reduce cash and decrease retained earnings by $29,415,000 has been recorded for acquisition costs to be incurred to complete the acquisition.

d)

On May 31, 2012, the Company entered into a credit agreement providing for term credit facilities in the amount of $1,934,000,000 (£1,245,000,000) to be used in connection with satisfying the purchase consideration for the transaction. The Company can draw funds under the facility using prime rate loans, US Base rate loans or Libor loans. The interest on the facility is based on the prime rate, the US Base rate or Libor rate, as applicable, plus a variable margin set out in the agreement. The variable margin is based on a leverage ratio, as defined in the credit facility, determined quarterly. For prime rate and US Base rate loans, the variable margin ranges from 0.25% to 1.75%; for Libor loans, the variable margin ranges from 1.25% to 2.75%. The term loan facilities expire in tranches with £310,000,000 having a maturity date of May 31, 2014, £310,000,000 having a

CGI GROUP INC.

Notes to the Pro Forma Consolidated Financial Statements

(tabular amounts only are in thousands of Canadian dollars, except share data)

(unaudited)

maturity date of May 31, 2015 and the remaining £625,000,000 having a maturity date of May 31, 2016. The term credit facilities are subject to the maintenance of financial covenants on a quarterly basis. The term loan facilities are guaranteed by the Company and its subsidiaries.

For the pro forma consolidated balance sheet, long-term debt has been increased by $1,919,173,000 (£1,235,545,000), net of financing costs of $14,686,000, to reflect the additional long-term debt under the term loan facility to finance the Logica acquisition. Subsequent to the date of acquisition, the Company repaid the Logica long-term debt from funds available under the Company’s existing credit facilities.

e)	Concurrently with the term loan facility referred to above, the Company entered into a subscription agreements for the issuance of 46,707,146 subscription receipts exchangeable against new Class A subordinate voting shares of the Company immediately prior to the closing the transaction for aggregate proceeds of $1,000,000,000. Issue costs in connection with the issuance of the shares amounted to $812,000.

f)	Net adjustment to deferred income taxes comprise the tax effect arising from adjustments related to (in thousands):

$
Alignment of accounting policies (note 5(a))	100,220
Fair value adjustments	(100,682)
Acquisition – related costs	4,044
Equity issuance costs	224

Net adjustment to deferred taxes	3,806

g)	Net adjustment to shareholders’ equity comprises adjustments related to (in thousands):

$
Elimination of Logica shareholders’ equity, net of alignment of accounting policies	(2,271,843)
Alignment of accounting policies (note 5(a)) net of tax	(268,852)
Additional Class A shares issued, net of issue costs (after tax)	999,412
Acquisition-related costs, net of tax	(25,371)

Total	(1,566,654)

h)	Net adjustment to cash comprises adjustments related to (in thousands):

$
Additional shares issued, net of issue costs	999,188
Additional debt issued, net of issue costs	1,919,173
Acquisition of Logica	(2,682,380)
Acquisition – related costs	(29,415)
Adjustment resulting from movement in cash acquired	(21,111)

Total	185,455

6. Pro Forma Consolidated Statement of Earnings Assumptions and Adjustments

The unaudited pro forma consolidated statements of earnings for the year ended September 30, 2011 and for the nine months ended June 30, 2012 incorporate the following adjustments:

a)	Adjustments to align Logica’s revenue recognition accounting policies with those of the Company as follows (in thousands):

	Year ended September 30, 2011	Nine months ended June 30, 2012
	$	$
Revenues	(68,167)	(5,035)
Cost of services, selling and administrative	(34,727)	(12,943)

CGI GROUP INC.

Notes to the Pro Forma Consolidated Financial Statements

(tabular amounts only are in thousands of Canadian dollars, except share data)

(unaudited)

b)	Net adjustments to revenues are comprised of the following (in thousands):

	Year ended September 30, 2011	Nine months ended June 30, 2012
	$	$
Alignment of accounting policies (note 6(a))	(68,167)	(5,035)
Amortization of fair value adjustment on revenue-generating contracts assumed	37,793	26,048

Total adjustment to revenues	(30,374)	21,013

c)	Net adjustments to “cost of services, selling and administrative” expenses to reflect the estimated fair value adjustments to assets acquired and liabilities assumed at date of acquisition as follows (in thousands):

	Year ended September 30, 2011	Nine months ended June 30, 2012
	$	$
Reduction in amortization expense on acquired intangible assets	(5,635)	(6,282)
Reduction in amortization expense on acquired buildings	(560)	(421)
Reduction in rent expense on lease contracts assumed	(1,976)	(1,484)
Increase in compensation costs under the Logica share scheme entered into as part of the acquisition agreement	16,567	2,859
Additional amortization on asset retirement assets	3,166	2,385

Total adjustment to “Cost of services, selling and administrative” expenses	11,562	(2,943)

The intangible assets identified, consisting of client contracts and relationships, trade names and business solutions, are amortized using the straight-line method over their estimated useful lives, which range from one to eight years.

d)

Adjustment to “finance costs” to reflect the additional interest on credit facilities entered into to finance the acquisition. The additional interest on credit facilities entered into to finance the acquisition is amortized according to the effective interest method of amortization over the life of the underlying term loan agreement. The interest rate under the term loan has been assumed to be 3.498% for purposes of the pro forma statement of earnings. At June 30, 2012, a 1/8th percentage change in interest rates would change the annual interest expense by approximately $2.5 million.

e)	Elimination of nonrecurring acquisition-related costs in the amount of $21,813,000 incurred by the Company in connection with the acquisition transaction during the nine months ended June 30, 2012. No such costs were incurred during the year ended September 30, 2011.

f)	Net adjustment to the income tax expense to reflect the above pro forma adjustments. The rates used to calculate the pro forma tax adjustments are based on the rates in effect during the periods presented and for those countries in which the adjustments relate.

g)	The basic and diluted earnings per share have been computed based on the following weighted average number of shares of the Company:

	Year ended September 30, 2011	Nine months ended June 30, 2012
Weighted average number of shares outstanding Class A shares issued in connection with acquisition	265,333,074 46,707,146	258,108,850 46,707,146

Dilutive options	312,040,220 9,953,460	304,815,996 9,894,227

Weighted average number of diluted shares outstanding	321,993,680	314,710,223

CGI GROUP INC.

Notes to the Pro Forma Consolidated Financial Statements

(tabular amounts only are in thousands of Canadian dollars, except share data)

(unaudited)

7. Logica Financial Information

The audited consolidated financial statements of earnings of Logica for the twelve month period ended December 31, 2011 and the unaudited constructed financial statement of earnings for the nine months ended June 30, 2012 include an overlapping period from October 1, 2011 to December 31, 2011. The following table presents the figures included in the overlapping period (in thousands):

Three months ended December 31, 2011
£
Revenue	1,013,952
Operating expenses	(1,051,522)
Loss before income taxes	(37,569)
Net loss	(27,738)